ARRANGEMENT AGREEMENT

among

HAWTHORNE GOLD CORP.

and

0811381 B.C. LTD.

and

CUSAC GOLD MINES LTD.

December 18, 2007

TABLE OF CONTENTS

PART 1 DEFINITIONS, INTERPRETATION AND SCHEDULES	2
DEFINITIONS	2
INTERPRETATION NOT AFFECTED BY HEADINGS	10
NUMBER, GENDER AND PERSONS	11
DATE FOR ANY ACTION	11
STATUTORY REFERENCES	11
CURRENCY	11
INVALIDITY OF PROVISIONS	11
ACCOUNTING MATTERS	12
KNOWLEDGE	12
MEANING OF CERTAIN PHRASES	12
APPROVAL	12
SCHEDULES	12
PART 2 THE ARRANGEMENT	13
ARRANGEMENT	13
EFFECTIVE DATE	14
BOARD OF DIRECTORS/OFFICERS	14
CONSULTATION	14
COURT PROCEEDINGS	14
EFFECTING THE ARRANGEMENT	15
CLOSING	15
PART 3 REPRESENTATIONS AND WARRANTIES	16
REPRESENTATIONS AND WARRANTIES OF CUSAC	16
REPRESENTATIONS AND WARRANTIES OF HAWTHORNE AND HAWTHORNE SUBCO	26
SURVIVAL OF REPRESENTATIONS AND WARRANTIES	36
PART 4 COVENANTS	37
COVENANTS OF CUSAC	37
COVENANTS OF HAWTHORNE AND HAWTHORNE SUBCO	43
CUSAC WARRANTS	47
CUSAC DEBENTURES	47
INDEMNIFICATION AND INSURANCE	47
PART 5 CONDITIONS	48
MUTUAL CONDITIONS	48
CUSAC CONDITIONS	49
HAWTHORNE AND HAWTHORNE SUBCO CONDITIONS	50
NOTICE AND CURE PROVISIONS	51
MERGER OF CONDITIONS	52
PART 6 NON-SOLICITATION AND BREAK-UP FEE	52
COVENANT REGARDING NON-SOLICITATION	52
NOTICE OF SUPERIOR PROPOSAL DETERMINATION	54
BREAK FEE EVENT	55
PART 7 AMENDMENT AND TERMINATION	56
AMENDMENT	56
MUTUAL UNDERSTANDING REGARDING AMENDMENTS	57
TERMINATION	58

PART 8 GENERAL	59
NOTICES	59
REMEDIES	60
EXPENSES	60
TIME OF THE ESSENCE	61
ENTIRE AGREEMENT	61
FURTHER ASSURANCES	61
GOVERNING LAW	61
EXECUTION IN COUNTERPARTS	61
WAIVER	62
NO PERSONAL LIABILITY	62
ENUREMENT AND ASSIGNMENT	62
THIRD PART BENEFICIARY	62

ARRANGEMENT AGREEMENT

THIS AGREEMENT is dated effective December 18, 2007

AMONG:

HAWTHORNE GOLD CORP., a corporation existing under the laws of the Province of British Columbia with a registered and records office at 1500 – 1055 West Georgia Street, Vancouver, BC  V6E 4N7

(“Hawthorne”)

OF THE FIRST PART

AND:

0811381 B.C. LTD., a corporation existing under the laws of the Province of British Columbia with a registered and records office at 1500 – 1055 West Georgia Street, Vancouver, BC  V6E 4N7

(“Hawthorne Subco”)

OF THE SECOND PART

AND:

CUSAC GOLD MINES LTD., a corporation existing under the laws of the Province of British Columbia and having an office for business at 1600 – 409 Granville Street, Vancouver, BC  V6C 1T2

(“Cusac”)

OF THE THIRD PART

WHEREAS:

(A)

Hawthorne Subco is a corporation wholly owned by Hawthorne;

(B)

Hawthorne, Hawthorne Subco and Cusac propose to effect a business combination to combine the business and assets of Cusac with those of Hawthorne;

(C)

The Parties intend to carry out the proposed business combination by way of a plan of arrangement under the provisions of the Business Corporations Act (British Columbia);

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties, the Parties hereby covenant and agree as follows:

PART 1

DEFINITIONS, INTERPRETATION AND SCHEDULES

Definitions

1.1

In this Agreement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)

“ABG” means American Bonanza Gold Corp., a corporation existing under the laws of the Province of British Columbia;

(b)

“ABG Option Agreement” means the option agreement between Cusac and ABG dated June 7, 2007 pursuant to which ABG granted Cusac the option to acquire a 100% interest in and to certain mineral claims located at the Taurus Property;

(c)

“Acquisition Proposal” means, in respect of Cusac, any bona fide inquiry, proposal or offer made by a party with whom Cusac and each of its officers and directors deals at arm’s length regarding any merger, amalgamation, plan of arrangement, share exchange, business combination, take-over bid, tender offer, sale or other disposition of all or substantially all of its assets, in a single transaction or a series of related transactions, (or any lease, long term supply agreement or other arrangement having the same economic effect as a sale of all or substantially all of Cusac’s assets), any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights therein or thereto or rights or options to acquire any material number of treasury securities, any exchange offer, secondary purchase or any type of similar transaction that would, or could, in any case, constitute a de facto acquisition or change of control of Cusac or would or could, in any case, result in the sale or other disposition of all or substantially all of the assets of Cusac (other than the Arrangement and all other transactions to be completed in connection with the Arrangement contemplated in this Agreement);

(d)

“Agreement” means this arrangement agreement, together with the schedules attached hereto, as amended or supplemented from time to time;

(e)

“Amalgamating Corporations” means Hawthorne Subco and Cusac collectively;

(f)

“Applicable Canadian Securities Laws” means the Securities Act (British Columbia) and the equivalent legislation in the other provinces and in the territories of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute, the published policies, bulletins and notices of the regulatory authorities administering such statutes, and the published rules and policies of each of the TSX-V and TSX;

(g)

“Applicable Laws” means any domestic or foreign statue, law (including common law), ordinance, rule, regulation, restriction, published and legally binding regulatory policy or guideline, by-law (zoning or otherwise), or order or any consent, exemption, approval or licence of any domestic or foreign Governmental Entity that applies in whole or in part to the Parties, as the context requires, or their respective businesses, undertaking, properties or securities and, for further certainty, includes Applicable Canadian Securities Laws;

(h)

“Arrangement” means an arrangement under the provisions of section 288 of the BCBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith or made at the direction of the Court in the Final Order;

(i)

“BCBCA” means the Business Corporations Act (British Columbia);

(j)

“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Vancouver, British Columbia;

(k)

“Canadian GAAP” means accounting principles generally accepted in Canada;

(l)

“Change in Cusac Recommendation” shall have the meaning ascribed thereto in §4.1(b)(iii);

(m)

“Completion Deadline” means the date by which the transactions contemplated by this Agreement are to be completed, which date shall be April 15, 2008 or such earlier or later date as the Parties agree to in writing;

(n)

“commercially reasonable best efforts” means the commercially reasonable efforts that a prudent person would expend in the normal course of its business to accomplish an important objective, but does not mean efforts that could, if carried out, have a significant negative impact on such person or the relevant business unit, as a whole, of the Party for whom such person acts or represents;

(o)

“Confidentiality Agreement” means the confidentiality provisions of the Letter of Agreement dated November 6, 2007, between Hawthorne and Cusac;

(p)

“Conversion” shall have the meaning ascribed thereto in §2.1(c);

(q)

“Converted Hawthorne Warrant Exercise Price” shall have the meaning ascribed thereto in §2.1(b);

(r)

“Converted Hawthorne Warrant” shall have the meaning ascribed thereto in §2.1(b);

(s)

“Court” means the Supreme Court of British Columbia;

(t)

“Cusac” means Cusac Gold Mines Ltd., a corporation existing under the laws of the Province of British Columbia and traded on the TSX;

(u)

“Cusac Common Shares” means the common shares in the capital of Cusac;

(v)

“Cusac Debentureholder Approval” shall have the meaning ascribed to such term in §2.5(a)(iii) hereof;

(w)

“Cusac Debentureholder Meeting” means the special meeting, including any adjournments or postponements thereof, of the Cusac Debentureholders, to be held, among other things, to consider and, if deemed advisable, to approve the Cusac Debentureholder Resolution;

(x)

“Cusac Debentureholder Resolution” means the extraordinary resolution of the Cusac Debentureholders approving, among other things, the Arrangement, this Agreement and releasing the security interest in the ABG Option Agreement and the Taurus Property;

(y)

“Cusac Debentureholders” means, at any time, the holders of Cusac Debentures;

(z)

“Cusac Debentures” means all of the debentures issued by Cusac pursuant to a trust indenture dated May 31, 2006 between Cusac and Computershare Trust Company of Canada;

(aa)

“Cusac Disclosure Documents” means:

(i)

the annual audited financial statements of Cusac for the year ended December 31, 2006 and the unaudited interim financial statements for the period ended September 30, 2007,

(ii)

the Management Discussion and Analysis of financial results of Cusac for the period covered in (i) above,

(iii)

all Material Change Reports filed by Cusac on SEDAR,

(iv)

all press releases filed by Cusac on SEDAR,

(v)

the Form 20-F filed by Cusac with the United States Securities and Exchange Commission on July 17, 2007, and

(vi)

the Cusac Disclosure Letter;

(bb)

“Cusac Disclosure Letter” means the letter of the date hereof delivered by Cusac to Hawthorne in a form accepted by and initialled on behalf of Hawthorne with respect to certain matters in this Agreement;

(cc)

“Cusac Material Contracts” shall have the meaning ascribed thereto in §3.1(m);

(dd)

“Cusac Meetings” means the Cusac Shareholder Meeting and the Cusac Debentureholder Meeting;

(ee)

“Cusac Mineral Properties” means the properties of Cusac set forth in Schedule D;

(ff)

“Cusac Resolution” means the special resolution of the Cusac Shareholders approving the Arrangement and this Agreement;

(gg)

“Cusac Shareholder Approval” shall have the meaning ascribed to such term in §2.5(a)(ii) hereof;

(hh)

“Cusac Shareholder Meeting” means the special meeting, including any adjournments or postponements thereof, of the Cusac Shareholders, to be held, among other things, to consider and, if deemed advisable, to approve the Cusac Resolution;

(ii)

“Cusac Shareholders” means, at any time, the holders of Cusac Common Shares;

(jj)

“Cusac Termination Payment” shall have the meaning ascribed thereto in §6.3;

(kk)

“Cusac Warrants” means the outstanding warrants as at the date hereof to purchase an aggregate of 4,874,192 Cusac Common Shares as further described in Schedule B;

(ll)

“de facto acquisition or change of control” means the acquisition, directly or indirectly, by any person or group of persons acting jointly or in concert, of beneficial ownership of, or control or direction over, sufficient voting securities of Cusac to permit such person or persons to exercise, or to control or direct the voting of, 20% or more of the total number of votes attached to all outstanding voting securities of Cusac;

(mm)

“disclosed by Hawthorne” means disclosed by Hawthorne in its public disclosure filings filed on SEDAR, or disclosed in the Hawthorne Disclosure Letter;

(nn)

“disclosed by Cusac” means disclosed by Cusac in its public disclosure filings filed on SEDAR, or disclosed in the Cusac Disclosure Letter;

(oo)

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

(pp)

“Effective Date” means the Effective Date as defined in the Plan of Arrangement;

(qq)

“Effective Time” means the Effective Time as defined in the Plan of Arrangement;

(rr)

“Encumbrance” means any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(ss)

“Environmental Approvals” means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by any Governmental Entity pursuant to any Environmental Law;

(tt)

“Environmental Laws” means all Applicable Laws, including applicable common law, relating to the protection of the environment and employee and public health and safety, and includes Environmental Approvals;

(uu)

“Final Order” means the order of the Court pursuant to subsection 291 of the BCBCA approving the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(vv)

“Governmental Entity” means any applicable (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, whether domestic or foreign, (ii) any subdivision, agency, commission, board or authority of any of the foregoing, or (iii) any quasi governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(ww)

“Hawthorne” means Hawthorne Gold Corp., a corporation existing under the laws of the Province of British Columbia and traded on the TSX-V;

(xx)

“Hawthorne Common Shares” means the common shares in the capital of Hawthorne;

(yy)

“Hawthorne Disclosure Documents” means:

(i)

the annual audited financial statements of Hawthorne for the year ended November 30, 2006 and the unaudited interim financial statements for the period ended August 31, 2007,

(ii)

the Management Discussion and Analysis of financial results of Hawthorne for the period covered in (i) above,

(iii)

all Material Change Reports filed by Hawthorne on SEDAR after March 28, 2007,

(iv)

all press releases filed by Hawthorne on SEDAR after March 28, 2007, and

(v)

the Hawthorne Disclosure Letter;

(zz)

“Hawthorne Disclosure Letter” means the letter of the date hereof delivered by Hawthorne to Cusac in a form accepted by and initialled on behalf of Cusac with respect to certain matters in this Agreement;

(aaa)

“Hawthorne Material Contracts” means the contracts of Hawthorne set forth in Schedule J;

(bbb)

“Hawthorne Mineral Properties” means the properties of Hawthorne set forth in Schedule K;

(ccc)

“Hawthorne Shareholders” means, at any time, the holders of Hawthorne Common Shares;

(ddd)

“Hawthorne Subco” means 0811381 B.C. Ltd., a wholly owned subsidiary of Hawthorne existing under the laws of the Province of British Columbia;

(eee)

“Hawthorne Subsidiaries” shall have the meaning ascribed thereto in Schedule G;

(fff)

“Hawthorne Warrants” means the outstanding warrants, as at the date hereof, to purchase an aggregate of 1,973,188 Hawthorne Common Shares as further described in Schedule H;

(ggg)

“Hazardous Substance” means any chemical, material or substance in any form, whether solid, liquid, gaseous, semisolid or any combination thereof, whether waste material, raw material, finished product, intermediate product, by-product or any other material or article, that is listed or regulated under any Environmental Laws as a hazardous substance, toxic substance, waste or contaminant or is otherwise listed or regulated under any Environmental Laws because it poses a hazard to human health or the environment, including petroleum products, asbestos, PCBs, urea formaldehyde foam insulation and lead-containing paints or coatings;

(hhh)

“Interim Financing” shall have the meaning ascribed thereto in §4.1(p);

(iii)

“Interim Order” means the interim order of the Court, as such order may be amended, pursuant to subsection 291 of the BCBCA, made in connection with the Arrangement;

(jjj)

“Letter Agreement” means the letter agreement dated November 7, 2007 between Cusac and Hawthorne in connection with the proposed terms of the Arrangement;

(kkk)

“Liability” of any person shall mean and include: (i) any right against such person to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; (ii) any right against such person to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to any equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured; and (iii) any obligation of such person for the performance of any covenant or agreement (whether for the payment of money or otherwise);

(lll)

“Material Adverse Change” means, in respect of Hawthorne or Cusac, any one or more changes, events or occurrences, and “Material Adverse Effect” means, in respect of Hawthorne or Cusac, any state of facts, which, in either case, either individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, prospects, assets, liabilities or financial condition of Hawthorne and the Hawthorne Subsidiaries, or Cusac, respectively, on a consolidated basis, other than any change, effect, event or occurrence: (i) relating to the global economy or securities markets in general; (ii) affecting the worldwide mining industry in general and which does not have a materially disproportionate effect on Hawthorne and the Hawthorne Subsidiaries on a consolidated basis, or Cusac on a consolidated basis, respectively; (iii) resulting from changes in the price of gold, silver, copper or uranium; or (iv) relating to the rate at which Canadian dollars can be exchanged for United States dollars or vice versa, and references in this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether a “Material Adverse Change” has occurred or whether a state of facts exists that has or could have a “Material Adverse Effect” and such defined terms and all other references to materiality in this Agreement shall be interpreted without reference to any such amounts;

(mmm)

“Material Fact” has the meaning ascribed to it in the Securities Act (British Columbia);

(nnn)

“Misrepresentation” means:

(i)

an untrue statement of a Material Fact, or

(ii)

an omission to state a Material Fact that is:

(A)

required to be stated, or

(B)

necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made;

(ooo)

“Party” means a party to this Agreement and “Parties” means all parties to this Agreement;

(ppp)

“Pending Cusac Acquisition Proposal” shall have the meaning ascribed thereto in §6.3(d);

(qqq)

“Person” means any individual, corporation, firm, partnership (including, without limitation, a limited partnership), sole proprietorship, syndicate, joint venture, trustee, trust, any unincorporated organization or association, any government or instrumentality thereof and any tribunal; and pronouns have a similar extended meaning;

(rrr)

“Plan of Arrangement” means a plan of arrangement substantially in the form and content of Schedule A attached hereto and any amendment or variation thereto made in accordance with §7.1 of the Plan of Arrangement or §7.1 hereof;

(sss)

“Proxy Circular” means the management information circular to be prepared by Cusac with the assistance of Hawthorne in respect of the Cusac Shareholder Meeting;

(ttt)

“Registrar” means the Registrar of Companies appointed pursuant to section 400 of the BCBCA;

(uuu)

“Release” shall mean any release, spill, leak, discharge, abandonment, disposal, pumping, pouring, emitting, emptying, injecting, leaching, dumping, depositing, dispersing, passive migration, allowing to escape or migrate into or through the environment (including ambient air, surface water, ground water, land surface and subsurface strata or within any building, structure, facility or fixture) of any Hazardous Substance, including the abandonment or discarding of Hazardous Substances in barrels, drums, tanks or other containers, regardless of when discovered;

(vvv)

“Remedial Action” shall mean any investigation, feasibility study, monitoring, testing, sampling, removal (including removal of underground storage tanks), restoration, clean-up, remediation, closure, site restoration, remedial response or remedial work;

(www)

“Securities Authorities” means the British Columbia Securities Commission and the other securities regulatory authorities in the provinces and territories of Canada;

(xxx)

“SEDAR” means the System for Electronic Document Analysis and Retrieval and available on the internet at http://www.sedar.com;

(yyy)

“Share Exchange Ratio” shall have the meaning ascribed thereto in §2.1(a);

(zzz)

“Subsidiary” means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment, and, in the case of Hawthorne, includes the Hawthorne Subsidiaries;

(aaaa)

“Superior Proposal” means a written Acquisition Proposal to acquire all or substantially all of the assets of Cusac (on a consolidated basis) or, directly or indirectly, more than 20% of the Cusac Common Shares: (a) in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to the satisfaction of Cusac’s Board of Directors, acting in good faith (after receipt of advice from its financial advisors and legal counsel) is reasonably likely to be obtained; (b) that is reasonably capable of being completed without undue delay, taking into account all legal, regulatory, financial and other aspects of the proposal and the party making the proposal and is not subject to an extraordinary due diligence condition; (c) that is offered or made to all shareholders of Cusac in Canada on the same terms; and (d) in respect of which the directors of Cusac have determined in good faith, after consultation with, and receiving advice (which may include written opinions) from, as appropriate, the financial, legal and other advisors to Cusac to the effect that such Acquisition Proposal would, if consummated in accordance with the terms thereof, but without assuming away the risk of non-completion, result in a transaction which, in the case of an Acquisition Proposal, has a value per common share of at least 120% of the deemed value per Cusac share referred to in §2.1 hereof;

(bbbb)

“Taurus Property” means the 46 contiguous mining tenures comprising approximately 2,325 hectares located in the Liard Mining Division, Province of British Columbia, as more fully described in the Schedule “A” to the ABG Option Agreement;

(cccc)

“Tax Act” means the Income Tax Act (Canada), as amended and the regulations thereunder, as amended;

(dddd)

“Tax Returns” means all returns, schedules, elections, declarations, reports, information returns, notices, forms, statements and other documents made, prepared or filed with any taxing authority or required to be made, prepared or filed with any taxing authority relating to Taxes;

(eeee)

“Tax” and “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, license taxes, withholding taxes, payroll taxes, employment taxes, Canada Pension Plan premiums, excise, severance, social security, workers’ compensation, employment insurance or compensation taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

(ffff)

“Triggering Event” shall have the meaning ascribed thereto in §6.3;

(gggg)

“TSX” means the Toronto Stock Exchange; and

(hhhh)

“TSX-V” means the TSX Venture Exchange.

In addition, words and phrases used herein and defined in the BCBCA shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

Interpretation Not Affected by Headings

1.2

The headings in this Agreement are for convenience only, do not form a part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any of its provisions.  The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.   A reference to a Part means a Part of this Agreement and the symbol § followed by a number or some combination of numbers and letters refers to the section, paragraph or subparagraph of this Agreement so designated.  The terms “this Agreement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Agreement and the schedules attached hereto and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto.

Number, Gender and Persons

1.3

In this Agreement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter, and the word person and all words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any Governmental Entity, political subdivision or instrumentality thereof) and any other entity of any kind or nature whatsoever.

Date for any Action

1.4

If the date on which any action is required to be taken hereunder by any Party is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

Statutory References

1.5

Any reference in this Agreement to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

Currency

1.6

Unless otherwise stated, all references in this Agreement to amounts of money are expressed in lawful money of Canada.

Invalidity of Provisions

1.7

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable Law, the Parties waive any provision of Law that renders any provision of this Agreement or any part thereof invalid or unenforceable in any respect. The Parties will engage in good faith negotiations to replace any provision hereof or any part thereof that is declared invalid or unenforceable with a valid and enforceable provision or part thereof, the economic effect of which approximates as much as possible the invalid or unenforceable provision or part thereof that it replaces.

Accounting Matters

1.8

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with Canadian GAAP.

Knowledge

1.9

Where the phrases “to the knowledge of Hawthorne” or “to Hawthorne’s knowledge” or “to the knowledge of Cusac” or “to Cusac’s knowledge” or phrases of similar import are used in respect of Hawthorne, the Hawthorne Subsidiaries, or Cusac, it will be a requirement that the Party in respect of whom the phrase is used will have made such due inquiries as are reasonably necessary to enable such Party to make the statement or disclosure.

Meaning of Certain Phrases

1.10

In this Agreement the phrase “in the ordinary and regular course of business” shall mean and refer to those activities that are normally conducted by corporations engaged in the business of mining exploration.

1.11

In this Agreement the word “including”, when following a general statement, term or matter, is not to be construed as limiting such general statement, term or matter to the specific items or matters set forth or to similar items or matters (whether or not qualified by non-limiting language such as “without limitation” or “but not limited to” or words of similar import) but rather as permitting the general statement or term to refer to all other items or matters that could reasonably fall within its possible scope.

Approval

1.12

A reference to “approval”, “authorization” or “consent” means written approval, authorization or consent.

Schedules

1.13

The following schedules are attached to, and are deemed to be incorporated into and form part of, this Agreement:

Schedule	Matter
A	Plan of Arrangement
B	Cusac Warrants
C	Cusac Material Contracts
D	Cusac Mineral Properties
E	Cusac Assets

F	Cusac Litigation
G	Hawthorne Subsidiaries
H	Hawthorne Warrants
I	Hawthorne Litigation
J	Hawthorne Material Contracts
K	Hawthorne Mineral Properties

PART 2

THE ARRANGEMENT

Arrangement

2.1

At the Effective Time, Cusac and Hawthorne will effect a combination of their respective businesses by way of an Arrangement under the BCBCA pursuant to which:

(a)

each outstanding Cusac Common Share (other than Cusac Common Shares held by a holder who has validly exercised its Dissent Rights or by Hawthorne or any Subsidiary of Hawthorne) will be exchanged by the holder thereof for 0.0526 of a Hawthorne Common Share (the “Share Exchange Ratio”);

(b)

each Cusac Warrant outstanding immediately prior to the Effective Time, whether or not vested, shall be exchanged for an option (a “Converted Hawthorne Warrant”) exercisable to acquire (on the same terms and conditions as were applicable to such Cusac Warrant) pursuant to the relevant warrant certificate under which it was issued and the agreement evidencing the grant thereof prior to the Effective Time the number (rounded down to the nearest whole number) of Hawthorne Common Shares determined by multiplying: (A) the number of Cusac Common Shares subject to such Cusac Warrant immediately prior to the Effective Time by (B) the Share Exchange Ratio.  The exercise price per Hawthorne Common Share subject to any such Converted Hawthorne Warrant (the “Converted Hawthorne Warrant Exercise Price”) will be an amount (rounded to the nearest one-hundredth of a cent) equal to the quotient of: (A) the exercise price per Cusac Common Share subject to such Cusac Warrant immediately prior to the Effective Time; divided by (B) the Share Exchange Ratio;

(c)

each outstanding Cusac Debenture will be exchanged by the holder thereof, in consideration for which Hawthorne will cause to be issued, for each two dollars of principal and interest owed to the holder at the Effective Time, one Hawthorne Common Share (the “Conversion Price”).  Upon payment of the Conversion Price by Hawthorne to the Former Cusac Debentureholders, the Cusac Debentures shall be deemed repaid in full and the Former Cusac Debentureholders will have no further rights thereunder.

The Arrangement shall be effected on the terms and subject to the conditions set out in this Agreement and in the Plan of Arrangement, which Plan of Arrangement shall be modified pursuant to §7.2(c) hereof if the Arrangement is effected otherwise than through an amalgamation.

Effective Date

2.2

The Arrangement shall become effective at the Effective Time.

Board of Directors/Officers

2.3

The Parties agree that, as at the Effective Time the current officers and directors of Hawthorne shall continue to hold their respective offices and directorships and that the current officers and directors of Cusac shall immediately resign from their respective positions.  Subject to TSX-V approval, the Parties further agree that at the Effective Time, Dale S. Sketchley will be appointed to the Hawthorne board of directors and David H. Brett will be employed by Hawthorne, or a subsidiary of Hawthorne, in a capacity to be agreed upon on or prior to the Effective Time and on the terms more particularly set out in §1.1 of the Letter Agreement.

Consultation

2.4

Hawthorne and Cusac will consult with each other in issuing any press release or otherwise making any public statement with respect to this Agreement or the Arrangement and in making any filing with any Governmental Entity, Securities Authority or stock exchange with respect thereto.

Court Proceedings

2.5

Cusac and Hawthorne Subco shall apply to the Court pursuant to section 291 of the BCBCA for the Interim Order and Final Order as follows:

(a)

As soon as is reasonably practicable after the date of execution of this Agreement, Cusac and Hawthorne Subco shall file, proceed with and diligently prosecute an application to the Court for an Interim Order which shall request that the Interim Order shall provide:

(i)

for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Cusac Meetings and for the manner in which such notice is to be provided;

(ii)

that the requisite approval for the Cusac Resolution shall be a majority in number and at least 66 2/3% in value of the votes cast on the Cusac Resolution by the holders of Cusac Common Shares present in person or by proxy at the Cusac Shareholder Meeting (the “Cusac Shareholder Approval”);

(iii)

that the requisite approval for the Cusac Debentureholder Resolution shall be a majority in number and at least 75% of the votes cast on the Cusac Debentureholder Resolution by the holders of Cusac Debentures present in person or by proxy at the Cusac Debentureholder Meeting (the “Cusac Debentureholder Approval”);

(iv)

that in all other respects, the terms, conditions and restrictions of the Cusac constating documents, including quorum requirements and other matters, shall apply in respect of the Cusac Meetings;

(v)

for the grant of the Dissent Rights;

(vi)

for notice requirements with respect to the presentation of the application to the Court for the Final Order;

(vii)

that the Cusac Meetings may be adjourned from time to time by management of Cusac without the need for additional approval of the Court;

(viii)

that the record date for Cusac Shareholders and Cusac Debentureholders entitled to notice of and to vote at the Cusac Meetings will not change in respect of any adjournment(s) of the Cusac Meetings; and

(b)

subject to obtaining the approvals as contemplated by the Interim Order and as may be directed by the Court in the Interim Order, take all steps necessary or desirable to submit the Arrangement to the Court and to apply for the Final Order.

The notices of motion and related materials for the applications referred to in this section shall be in a form satisfactory to Cusac and Hawthorne Subco, each acting reasonably.

Effecting the Arrangement

2.6

Subject to the rights of termination contained in hereof, upon the Cusac Shareholders providing the Cusac Shareholder Approval and the Cusac Debentureholders providing the Cusac Debentureholder Approval in accordance with the Interim Order, the Amalgamating Corporations obtaining the Final Order and the other conditions contained in Part 5 hereof being complied with or waived, the Amalgamating Corporations shall jointly file with the Registrar the Final Order and such other documents as may be required in order to effect the Arrangement.

Closing

2.7

The closing of the Arrangement will take place at the offices of Lang Michener LLP, 1500 Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7 at 9:00 a.m. (Vancouver time) on the Effective Date.

PART 3

REPRESENTATIONS AND WARRANTIES

Representations and Warranties of Cusac

3.1

Cusac hereby represents and warrants to Hawthorne and Hawthorne Subco, and hereby acknowledges that each of Hawthorne and Hawthorne Subco is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement, as follows:

(a)

Organization.  Cusac has been incorporated, is validly subsisting and has full corporate or legal power and authority to own its property and assets and to conduct its business as currently owned and conducted.  Cusac is registered, licensed or otherwise qualified as an extra provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on Cusac.

(b)

Subsidiaries.  Cusac does not have any operating subsidiaries and does not have any material affiliates and does not at present own shares in, and is not a party to any agreement of any nature to acquire any shares in, any other corporation or entity and is not a party to any agreement to acquire or lease any other business operations.

(c)

Capitalization.  The authorized capital of Cusac consists of an unlimited number of common shares without par value.  As at the date hereof, there were 84,189,191 Cusac Common Shares outstanding.  All outstanding Cusac Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights.  As of the date hereof, there were 788 Cusac Debentures outstanding each with a face value of $3,750.  As at the date hereof, other than the Cusac Debentures, there are no outstanding bonds, debentures or other evidences of indebtedness of Cusac, having the right to vote with the Cusac Shareholders or Cusac Debentureholders on any matter. There are no outstanding contractual obligations of Cusac to repurchase, redeem or otherwise acquire any outstanding Cusac Common Shares or with respect to the voting or disposition of any outstanding Cusac Common Shares.

(d)

Hawthorne Shares.  As at the date hereof, Cusac does not and will not immediately before the Effective Time beneficially own, directly or indirectly, or excise control or direction over any Hawthorne Common Shares.

(e)

Authority.  Cusac has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Cusac as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments.  The execution and delivery of this Agreement by Cusac and the completion by Cusac of the transactions contemplated by this Agreement have been authorized by the directors of Cusac and, subject to obtaining the Cusac Shareholder Approval, the Cusac Debentureholder Approval, the Interim Order and the Final Order in the manner contemplated herein, no other corporate proceedings on the part of Cusac are necessary to authorize this Agreement or to complete the transactions contemplated hereby other than in connection with the approval by the directors of Cusac of the Proxy Circular.  This Agreement has been executed and delivered by Cusac and constitutes a legal, valid and binding obligation of Cusac, enforceable against Cusac in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity.  The execution and delivery by Cusac of this Agreement and the performance by Cusac of its obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:

(i)

result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of:

(A)

the articles, Notice of Articles or by-laws (or their equivalent) of Cusac,

(B)

any Applicable Law, or

(C)

any contract, agreement, licence or permit to which Cusac is bound or is subject to or of which Cusac is the beneficiary;

in each case, which would, individually or in the aggregate, have a Material Adverse Effect on Cusac, and

(ii)

give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by Cusac to come due before its stated maturity or cause any available credit to cease to be available which would, individually or in the aggregate, have a Material Adverse Effect on Cusac;

(iii)

result in the imposition of any Encumbrance upon any of the property or assets of Cusac or restrict, hinder, impair or limit the ability of Cusac to conduct the business of Cusac as and where it is now being conducted which would, individually or in the aggregate, have a Material Adverse Effect on Cusac; or

(iv)

result in any material payment (including severance, unemployment compensation, “golden parachute”, bonus or otherwise) becoming due to any director or officer of Cusac or increase any benefits otherwise payable under any pension or benefits plan of Cusac or result in the acceleration of the time of payment or vesting of any such benefits.

No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained by Cusac in connection with the execution and delivery of this Agreement or the consummation by Cusac of the transactions contemplated hereby other than: (i) any approvals required by the Interim Order; (ii) any approvals required by the Final Order; (iii) filings required under the BCBCA, filings with and approvals required by Securities Authorities and stock exchanges; (iv) any other consents, waivers, permits, orders or approvals referred to in the Cusac Disclosure Letter; and (vii) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Cusac.

(f)

Warrants to Purchase Shares.  Except as disclosed in Schedule B, and as of the date hereof, no Person has any agreement, option, understanding or commitment (including convertible securities, warrants or convertible obligations of any nature), for the purchase or issue of or conversion into any of the unissued Cusac Common Shares or any unissued securities of Cusac and, as of the date hereof, Schedule B accurately set out the holders, exercise price and average remaining terms of all those options and warrants and such other convertible securities or obligations of Cusac which are outstanding.

(g)

Cusac Disclosure Documents.  All the information and statement contained in the Cusac Disclosure Documents at the respective dates of such information and statements:

(i)

are true and correct;

(ii)

contain no Misrepresentation;

(iii)

constitute full, true and plain disclosure of all Material Facts relating to Cusac and its securities; and

(iv)

comply, in all material respects, with all Applicable Canadian Securities Laws.

(h)

Directors’ Approvals.  The board of directors of Cusac has, subject to Part 7,

(i)

determined that the Share Exchange Ratio is fair to the Cusac Shareholders, the Conversion Price is fair to the Cusac Debentureholders and the Arrangement is in the best interests of Cusac;

(ii)

recommended that the Cusac Shareholders vote in favour of the Cusac Resolution and the Cusac Debentureholders vote in favour of the Cusac Debentureholder Resolution; and

(iii)

authorized the entering into of this Agreement, and the performance of its provisions, by Cusac.

(i)

Absence of Changes.  Except as disclosed by Cusac, since November 7, 2007, through the date hereof:

(i)

Cusac has conducted its business only in the ordinary and regular course of business consistent with past practice;

(ii)

Cusac has not incurred or suffered a Material Adverse Change;

(iii)

there has not been any acquisition or sale by Cusac of any material property or assets thereof;

(iv)

other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Cusac of any debt for borrowed money, any creation or assumption by Cusac of any Encumbrance, any making by Cusac of any loan, advance or capital contribution to or investment in any other person or any entering into, amendment of, relinquishment, termination or non-renewal by Cusac of any contract, agreement, licence, lease transaction, commitment or other right or obligation that would, individually or in the aggregate, have a Material Adverse Effect on Cusac;

(v)

Cusac has not declared or paid any dividends or made any other distribution on any of the Cusac Common Shares;

(vi)

Cusac has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Cusac Common Shares;

(vii)

other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by Cusac to any of its directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including, without limitation, the granting of Cusac Warrants) made to, for or with any of such directors or officers;

(viii)

Cusac has not effected any material change in its accounting methods, principles or practices; and

(ix)

Cusac has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

(j)

No Defaults.  Except as disclosed by Cusac, as at the date hereof, Cusac is not in default under, and, there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by Cusac under any contract, agreement or licence that is material to the conduct of the business of Cusac to which it is a party or by which it is bound that would, individually or in the aggregate, have a Material Adverse Effect on Cusac.

(k)

Employment Agreements.  Except as disclosed by Cusac:

(i)

Cusac is not a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment or consulting agreement with, any director or officer of Cusac;

(ii)

Cusac does not have any employee or consultant whose employment or contract with Cusac cannot be terminated without payment upon a maximum of three months’ notice;

(iii)

Cusac is not (a) is a party to any collective bargaining agreement, (b) is, to the knowledge of Cusac, subject to any application for certification or threatened or apparent union organizing campaigns for employees not covered under a collective bargaining agreement, or (c) is subject to any current, or to the knowledge of Cusac, pending or threatened strike or lockout;

(iv)

Cusac is not subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of Cusac, threatened, or any litigation, actual or, to the knowledge of Cusac, threatened, relating to employment or termination of employment of employees or independent contractors; and

(v)

Cusac has operated in accordance with all Applicable Laws with respect to employment and labour, including, but not limited to, employment and labour standards, occupational heath and safety, employment equity, pay equity, worker’s compensation, human rights and labour relations and there are no current, pending or, to the knowledge of Cusac, threatened proceedings before any board or tribunal with respect to any of the above areas.

(l)

Employee Benefits.  Cusac has complied, in all material respects, with employee compensation and benefit obligations of Cusac as required by Applicable Laws.

(m)

Material Contracts.  Except for the Cusac Material Contracts listed and described in Schedule C, Cusac is not party to or bound by any other material contract or agreement, whether oral or written, and the contracts and agreements listed in Schedule C are valid and subsisting, in full force and effect and unamended, no material default exists in respect thereof on the part of Cusac or, to the knowledge of Cusac, on the part of any of the other parties thereto, Cusac is not aware of any intention on the part of any of the other parties thereto to terminate or materially alter any such contracts or agreements, and Schedule C lists all the present outstanding Cusac Material Contracts entered into by Cusac in the course of carrying on the business of Cusac or otherwise.

(n)

True and Correct Copies.  True, correct and complete copies of all Cusac Material Contracts listed in Schedule C have been delivered by Cusac to Hawthorne.

(o)

Certain Contracts.  Cusac is not a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree that purports to (i) limit the manner or the localities in which all or any material portion of the business of Cusac is conducted, (ii) limit any business practice of Cusac, or (iii) restrict any acquisition or disposition of any property by Cusac in any material respect.

(p)

No Contracts or Commitments.  Except as disclosed by Cusac, there are no agreements, covenants, undertakings or other commitments of Cusac, including partnerships or joint ventures of which Cusac is a partner or member, under which the consummation of the Arrangement would:

(i)

have the effect of imposing restrictions or obligations on Cusac materially greater than those imposed upon Cusac or any such partnership or joint venture at the date hereof;

(ii)

give a third party a right to terminate any material agreement to which Cusac or any such partnership or joint venture is a party or to purchase any of their respective assets;

(iii)

impose material restrictions on the ability of Cusac to carry on a business which it might choose to carry on within any geographical area, to acquire or dispose of its property and assets in their entirety or to change its corporate status; or

(iv)

impose material restrictions on the ability of Cusac to pay dividends or make distributions to its shareholders or to borrow money and to mortgage and pledge its property as security therefor.

(q)

Title to Properties and Condition of Assets.  Except as disclosed by Cusac, Cusac owns good and marketable title to its property and assets free and clear of any and all mortgages, liens, pledges, charges, security interests, encumbrances, actions, claims or demands of any nature whatsoever or howsoever arising which would be a Material Adverse Effect with respect to the property or assets of Cusac.

(r)

Cusac Mineral Properties.  With respect to the Cusac Mineral Properties:

(i)

the Cusac Mineral Properties are accurately described in Schedule D;

(ii)

the mineral claims, properties and leases comprising the Cusac Mineral Properties have, to the knowledge of Cusac, been properly located and recorded in compliance with Applicable Laws and are valid and subsisting mineral claims and leases as at the date hereof;

(iii)

each of the Cusac Mineral Properties is in good standing under Applicable Laws, all assessment work required to be performed and filed has been performed and filed, all taxes and other payments have been paid and all filings have been made;

(iv)

the Cusac Mineral Properties are free and clear of any encumbrances, liens or charges and neither Cusac nor, to Cusac’s knowledge, any of the predecessor in interest or title, have done anything whereby the Cusac Mineral Properties may be encumbered, other than as disclosed in the Cusac Disclosure Documents; and

(v)

there are no disputes over the title to any of the Cusac Mineral Properties, and no other party has any interest in the Cusac Mineral Properties or the production therefrom or any right to acquire any such interest, other than as disclosed in Schedule D.

(s)

Condition of Assets.  All real and tangible personal property of Cusac listed in Schedule E, is in the same condition as when Hawthorne did its site visit to the Cusac Mineral Properties in November, 2007.

(t)

No Option on Assets.  Except as disclosed by Cusac, no Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Cusac of any of the material assets of Cusac.

(u)

Operational Matters.  Except as would not reasonably be expected to have a Material Adverse Effect on Cusac, all rentals, payments and obligations, royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the direct or indirect assets of Cusac have been properly and timely paid;

(v)

Licences.  Except as disclosed by Cusac, Cusac owns, possesses, or has obtained and is in compliance with, all licences, permits, certificates, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its business as now conducted or as proposed to be conducted except for such failure that would individually or in the aggregate not constitute a Material Adverse Change with respect to Cusac.

(w)

Environmental.

(i)

Cusac is and has been operated in compliance with all applicable Environmental Laws, except to the extent that a failure to be in such compliance, individually or in the aggregate, would not be reasonably be expected to have a Material Adverse Effect on Cusac;

(ii)

To the knowledge of Cusac, the Cusac Mineral Properties have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws and except to the extent that such non-compliance would not reasonably be expected to have a Material Adverse Effect on Cusac. None of Cusac or any other person in control of any Cusac Property has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any Cusac Property, except in compliance, individually or in the aggregate, with all Environmental Laws, except to the extent that a failure to be in such compliance would not be reasonably likely to have a Material Adverse Effect on Cusac.  All Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of the Cusac Mineral Properties have been handled, recycled, disposed of, treated and stored in material compliance with all Environmental Laws except to the extent that a failure to be in such compliance would not be reasonably likely to have a Material Adverse Effect on Cusac.  To the knowledge of Cusac, there are no Hazardous Substances at, in, on, under or migrating from any Cusac Property, except in material compliance with all Environmental Laws and except to the extent that any failures to be in compliance would not reasonably be expected to have a Material Adverse Effect on Cusac;

(iii)

None of Cusac or any other person for whose actions Cusac may be partially or wholly liable, has treated or disposed, or arranged for the treatment or disposal, of any Hazardous Substances at any location: (i) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Entity; (ii) to the knowledge of Cusac, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (iii) which is the subject of enforcement actions by any Governmental Entity that creates the reasonable potential for any proceeding, action, or other claim against Cusac.  To the knowledge of Cusac, no site or facility now or previously owned, operated or leased by Cusac is listed or, to the knowledge of Cusac, is proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action or is the subject of Remedial Action;

(iv)

Except to the extent that would not reasonably be expected to have a Material Adverse Effect on Cusac, none of Cusac or any other person for whose actions Cusac may be partially or wholly liable has caused or permitted the Release of any Hazardous Substances on or to any of the Cusac Mineral Properties in such a manner as: (i) would be reasonably likely to impose Liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such Liability would not have a Material Adverse Effect on Cusac; or (ii) would be reasonably likely to result in imposition of a lien, charge or other encumbrance or the expropriation on any of the Cusac Mineral Properties or the assets of Cusac; and

(v)

Except to the extent that would not reasonably be expected to have a Material Adverse Effect with respect to Cusac and except as disclosed by Cusac, Cusac has not received from any person or Governmental Entity any notice, formal or informal, of any proceeding, action or other claim, Liability or potential Liability arising under any Environmental Law that is pending as at the date hereof.

(x)

Tax Matters.  Except as disclosed by Cusac, Cusac or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Cusac:

(i)

Cusac has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and has, in all material respects, completely and correctly reported all income and all other amounts or information required to be reported thereon;

(ii)

Cusac has (A) duly and timely paid all Taxes due and payable by it, (B) duly and timely withheld all Taxes and other amounts required by Law to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Law to be remitted by it, and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it;

(iii)

The charges, accruals and reserves for Taxes reflected on the Cusac Financial Statements (whether or not due and whether or not shown on any Tax Return but excluding any provision for deferred income taxes) are, in the opinion of Cusac, adequate under Canadian GAAP to cover Taxes with respect to Cusac accruing through the date hereof;

(iv)

There are no proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of Cusac, threatened against any of Cusac that propose to assess Taxes in addition to those reported in the Tax Returns; and

(v)

No waiver of any statute of limitations with respect to Taxes has been given or requested with respect to Cusac.

(y)

Financial Matters.  The financial statements of Cusac forming a part of the Cusac Disclosure Documents have been prepared in accordance with Canadian GAAP, and present fairly the assets, liabilities (whether accrued, absolute, contingent or otherwise) and the financial condition of Cusac on a consolidated basis as at the date thereof and the earnings of Cusac during the periods covered by such financial statements.

(z)

No Insolvency.  Cusac is not an insolvent Person within the meaning of applicable bankruptcy, insolvency or fraudulent conveyance laws and will not become an insolvent Person as a result of the transactions contemplated by this Agreement.  No act or proceeding has been taken by or against Cusac in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of Cusac or the appointment  of a trustee, receiver, manger or other administrator of Cusac or any of its assets.

(aa)

Books and Records.  Except as disclosed by Cusac, the corporate records and minute books of Cusac as required to be maintained by them under the laws of their jurisdictions of incorporation are up to date and contain complete and accurate minutes of all meetings of its directors and shareholders and all resolutions consented to in writing.

(bb)

Litigation.  There are no actions, suits, proceedings or investigations commenced or threatened, or to the knowledge of Cusac contemplated, against or affecting Cusac or before any Person or before any arbitrator of any kind which would prevent or hinder the consummation of the Arrangement or which involve the possibility of any judgment or liability which could be expected to result in a Material Adverse Effect with respect to Cusac, except as may be disclosed in Schedule F.

(cc)

Insurance.  Cusac maintains policies of insurance in amounts and in respect of such risks as are normal and usual for an early stage mineral exploration company and such policies are in full force and effect as at the date hereof.

(dd)

Compliance with Laws.  Except as disclosed by Cusac, Cusac has complied with and is not in violation of, any Applicable Laws, orders, judgments and decrees other than non-compliance or violations which would not, individually or in the aggregate, be a Material Adverse Effect with respect to Cusac.  Without limiting the generality of the foregoing, all securities of Cusac (including all options, warrants, rights or other convertible or exchangeable securities) have been issued in compliance in all material respects will all Applicable Canadian Securities Laws and all securities to be issued upon exercise of any such options, warrants, rights and other convertible or exchangeable securities will be issued in compliance with all Securities Laws.

(ee)

No Cease Trade.  Except as disclosed in the Cusac Disclosure Letter, Cusac is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of Cusac, no investigation or other proceedings involving Cusac that may operate to prevent or restrict trading of any securities of Cusac are currently in progress or pending before any applicable stock exchange or Securities Authority.

(ff)

No Change of Control.  Except as disclosed by Cusac, in particular, without limiting the generality of the foregoing, there are no “change of control” clauses in any agreements to which Cusac is a party.

(gg)

No Rights Plan.  Cusac is not subject to a shareholder rights plan or “poison pill” or similar plan.

(hh)

Consents.  No consent, approval, order or authorization of, or declaration of filing is required to be obtained by Cusac in connection with the execution and delivery of this Agreement or the consummation by Cusac of the transactions contemplated hereby other than:

(i)

any approvals required by the Interim Order;

(ii)

approval of the Arrangement by Cusac Shareholders at the Cusac Shareholder Meeting;

(iii)

approval of the Arrangement by Cusac Debentureholders at the Cusac Debentureholder Meeting;

(iv)

the Final Order;

(v)

consents of contractual parties pursuant to any agreements with Cusac that have “change of control provisions”; and

(vi)

any other consents, approvals, orders, authorizations, declarations or filings of or with a Governmental Entity or stock exchange which, if not obtained, would not, individually or in the aggregate, be a Material Adverse Effect with respect to Cusac.

(ii)

No Broker’s Commission.  Cusac has not entered into any agreement that would entitle any person to any valid claim against Cusac for a broker’s commission, finder’s fee or any like payment in respect of the Arrangement or any other matter contemplated by this Agreement, except for the fees and expenses disclosed by Cusac.

(jj)

Vote Required.  The only votes of the holders of any class or series of the Cusac Common Shares, Cusac Debentures, Cusac Warrants or other securities of Cusac necessary to approve this Agreement and the Arrangement and the transactions contemplated hereby or thereby is, subject to the Interim Order, the Cusac Shareholder Approval and Cusac Debentureholder Approval.

(kk)

Schedules.  The information in Schedule B, Schedule C, Schedule D, Schedule E, Schedule F and the Cusac Disclosure Letter is true and correct and contains no Misrepresentation.

Representations and Warranties of Hawthorne and Hawthorne Subco

3.2

Each of Hawthorne and Hawthorne Subco hereby represents and warrants to Cusac, and hereby acknowledges that Cusac is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement, as follows:

(a)

Organization.  Hawthorne and each of the Hawthorne Subsidiaries has been incorporated, is validly subsisting and has full corporate or legal power and authority to own its property and assets and to conduct its business as currently owned and conducted.  Hawthorne is registered, licensed or otherwise qualified as an extra provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on Hawthorne.  Hawthorne Subco was incorporated for the purpose of completing the Arrangement and has carried on no other business.

(b)

Subsidiaries.  Hawthorne has disclosed in Schedule G the names and jurisdictions of incorporation of each of the Hawthorne Subsidiaries.  Hawthorne has no subsidiaries other than the Hawthorne Subsidiaries and does not at present own shares in, and is not a party to any agreement of any nature to acquire any shares in, any other corporation or entity and is not a party to any agreement to acquire or lease any other business operations, except as described in the Hawthorne Disclosure Documents or Schedule G.

(c)

Capitalization.  The authorized capital of Hawthorne consists of an unlimited number of common shares without par value.  As at the date hereof, there were 14,462,875 Hawthorne Common Shares outstanding.  All outstanding Hawthorne Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights.  As at the date hereof, there are no outstanding bonds, debentures or other evidences of indebtedness of Hawthorne, having the right to vote with the Hawthorne Shareholders on any matter. There are no outstanding contractual obligations of Hawthorne to repurchase, redeem or otherwise acquire any outstanding Hawthorne Common Shares or with respect to the voting or disposition of any outstanding Hawthorne Common Shares.

(d)

Cusac Shares.  As at the date hereof, Hawthorne does not and will not immediately before the Effective Time beneficially own, directly or indirectly, or excise control or direction over any Cusac Common Shares.

(e)

Authority.  Hawthorne has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Hawthorne as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments.  The execution and delivery of this Agreement by Hawthorne and the completion by Hawthorne of the transactions contemplated by this Agreement have been authorized by the directors of Hawthorne and, subject to obtaining the Hawthorne Shareholder Approval, the Interim Order and the Final Order in the manner contemplated herein, no other corporate proceedings on the part of Hawthorne are necessary to authorize this Agreement or to complete the transactions contemplated hereby other than in connection with the approval by the directors of Hawthorne of the Proxy Circular.  This Agreement has been executed and delivered by Hawthorne and constitutes a legal, valid and binding obligation of Hawthorne, enforceable against Hawthorne in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity.  The execution and delivery by Hawthorne of this Agreement and the performance by Hawthorne of its obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:

(i)

result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of:

(A)

the articles, Notice of Articles or by-laws (or their equivalent) of Hawthorne,

(B)

any Applicable Law, or

(C)

any contract, agreement, licence or permit to which Hawthorne is bound or is subject to or of which Hawthorne is the beneficiary;

in each case, which would, individually or in the aggregate, have a Material Adverse Effect on Hawthorne, and

(ii)

give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by Hawthorne to come due before its stated maturity or cause any available credit to cease to be available which would, individually or in the aggregate, have a Material Adverse Effect on Hawthorne;

(iii)

result in the imposition of any Encumbrance upon any of the property or assets of Hawthorne or restrict, hinder, impair or limit the ability of Hawthorne to conduct the business of Hawthorne as and where it is now being conducted which would, individually or in the aggregate, have a Material Adverse Effect on Hawthorne; or

(iv)

result in any material payment (including severance, unemployment compensation, “golden parachute”, bonus or otherwise) becoming due to any director or officer of Hawthorne or increase any benefits otherwise payable under any pension or benefits plan of Hawthorne or result in the acceleration of the time of payment or vesting of any such benefits.

No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained by Hawthorne in connection with the execution and delivery of this Agreement or the consummation by Hawthorne of the transactions contemplated hereby other than: (i) any approvals required by the Interim Order; (ii) any approvals required by the Final Order; (iii) filings required under the BCBCA and filings with and approvals required by Securities Authorities and stock exchanges; (iv) any other consents, waivers, permits, orders or approvals referred to in the Hawthorne Disclosure Letter; and (vii) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Hawthorne.

(f)

Warrants to Purchase Shares.  Except as disclosed in Schedule H, and as of the date hereof, no Person has any agreement, option, understanding or commitment (including convertible securities, warrants or convertible obligations of any nature), for the purchase or issue of or conversion into any of the unissued Hawthorne Common Shares or any unissued securities of Hawthorne and, as of the date hereof, Schedule H accurately set out the holders, exercise price and average remaining terms of all those options and warrants and such other convertible securities or obligations of Hawthorne which are outstanding.

(g)

Hawthorne Disclosure Documents.  All the information and statement contained in the Hawthorne Disclosure Documents at the respective dates of such information and statements:

(i)

are true and correct;

(ii)

contain no Misrepresentation;

(iii)

constitute full, true and plain disclosure of all Material Facts relating to Hawthorne and its securities; and

(iv)

comply, in all material respects, with all Applicable Canadian Securities Laws.

(h)

Directors’ Approvals.  The board of directors of Hawthorne has, subject to Part 7,

(i)

determined that the Share Exchange Ratio and the Conversion Price are fair to the Hawthorne Shareholders and the Arrangement is in the best interests of Hawthorne; and

(ii)

authorized the entering into of this Agreement, and the performance of its provisions, by Hawthorne.

(i)

Absence of Changes.  Since November 7, 2007, through the date hereof:

(i)

Hawthorne has conducted its business only in the ordinary and regular course of business consistent with past practice;

(ii)

Hawthorne has not incurred or suffered a Material Adverse Change;

(iii)

there has not been any acquisition or sale by Hawthorne of any material property or assets thereof;

(iv)

other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Hawthorne of any debt for borrowed money, any creation or assumption by Hawthorne of any Encumbrance, any making by Hawthorne of any loan, advance or capital contribution to or investment in any other person or any entering into, amendment of, relinquishment, termination or non-renewal by Hawthorne of any contract, agreement, licence, lease transaction, commitment or other right or obligation that would, individually or in the aggregate, have a Material Adverse Effect on Hawthorne;

(v)

Hawthorne has not declared or paid any dividends or made any other distribution on any of the Hawthorne Common Shares;

(vi)

Hawthorne has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Hawthorne Common Shares;

(vii)

other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by Hawthorne to any of its directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including, without limitation, the granting of Hawthorne Warrants) made to, for or with any of such directors or officers;

(viii)

Hawthorne has not effected any material change in its accounting methods, principles or practices; and

(ix)

Hawthorne has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

(j)

No Defaults.  As at the date hereof, Hawthorne is not in default under, and, there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by Hawthorne under any contract, agreement or licence that is material to the conduct of the business of Hawthorne to which it is a party or by which it is bound that would, individually or in the aggregate, have a Material Adverse Effect on Hawthorne.

(k)

Employment Agreements.  Except as disclosed by Hawthorne:

(i)

neither Hawthorne nor any Hawthorne Subsidiary is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment or consulting agreement with, any director or officer of Hawthorne;

(ii)

Hawthorne does not have any employee or consultant whose employment or contract with Hawthorne cannot be terminated without payment upon a maximum of three months’ notice;

(iii)

none of Hawthorne (a) is a party to any collective bargaining agreement, (b) is, to the knowledge of Hawthorne, subject to any application for certification or threatened or apparent union organizing campaigns for employees not covered under a collective bargaining agreement, or (c) is subject to any current, or to the knowledge of Hawthorne, pending or threatened strike or lockout;

(iv)

Hawthorne is not subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of Hawthorne, threatened, or any litigation, actual or, to the knowledge of Hawthorne, threatened, relating to employment or termination of employment of employees or independent contractors; and

(v)

Hawthorne has operated in accordance with all Applicable Laws with respect to employment and labour, including, but not limited to, employment and labour standards, occupational heath and safety, employment equity, pay equity, worker’s compensation, human rights and labour relations and there are no current, pending or, to the knowledge of Hawthorne, threatened proceedings before any board or tribunal with respect to any of the above areas.

(l)

Employee Benefits.  Hawthorne has complied, in all material respects, with employee compensation and benefit obligations of Hawthorne as required by Applicable Laws.

(m)

Material Contracts.  Except for the Hawthorne Material Contracts, Hawthorne is not party to or bound by any other material contract or agreement, whether oral or written, and such contracts and agreements are valid and subsisting, in full force and effect and unamended, no material default exists in respect thereof on the part of Hawthorne, or, to the knowledge of Hawthorne, on the part of any of the other parties thereto, Hawthorne is not aware of any intention on the part of any of the other parties thereto to terminate or materially alter any such contracts or agreements, and such contracts or agreements all the present outstanding Hawthorne Material Contracts entered into by Hawthorne in the course of carrying on the business of Hawthorne or otherwise.

(n)

True and Correct Copies.  True, correct and complete copies of all Hawthorne Material Contracts have been delivered to Cusac.

(o)

Certain Contracts.  Hawthorne is not a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree that purports to (i) limit the manner or the localities in which all or any material portion of the business of Hawthorne is conducted, (ii) limit any business practice of Hawthorne, or (iii) restrict any acquisition or disposition of any property by Hawthorne in any material respect.

(p)

No Contracts or Commitments.  There are no agreements, covenants, undertakings or other commitments of Hawthorne, including partnerships or joint ventures of which Hawthorne is a partner of member, under which the consummation of the Arrangement would:

(i)

have the effect of imposing restrictions or obligations on Hawthorne materially greater than those imposed upon Hawthorne or any such partnership or joint venture at the date hereof;

(ii)

give a third party a right to terminate any material agreement to which Hawthorne or any such partnership or joint venture is a party or to purchase any of their respective assets;

(iii)

impose material restrictions on the ability of Hawthorne to carry on a business which it might choose to carry on within any geographical area, to acquire or dispose of its property and assets in their entirety or to change its corporate status; or

(iv)

impose material restrictions on the ability of Hawthorne to pay dividends or make distributions to its shareholders or to borrow money and to mortgage and pledge its property as security therefor.

(q)

Title to Properties and Condition of Assets.  Hawthorne owns good and marketable title to its property and assets free and clear of any and all mortgages, liens, pledges, charges, security interests, encumbrances, actions, claims or demands of any nature whatsoever or howsoever arising which would be a Material Adverse Effect with respect to the property or assets of Hawthorne, except as disclosed by Hawthorne.

(r)

Litigation.  There are no actions, suits, proceedings or investigations commenced or threatened, or to the knowledge of Hawthorne contemplated, against or affecting Hawthorne or before any Person or before any arbitrator of any kind which would prevent or hinder the consummation of the Arrangement or which involve the possibility of any judgment or liability which could be expected to result in a Material Adverse Effect with respect to Hawthorne, except as may be disclosed in Schedule I.

(s)

Material Contracts.  Except for the Hawthorne Material Contracts listed and described in Schedule J, Hawthorne is not party to or bound by any other material contract or agreement, whether oral or written, and the contracts and agreements listed in Schedule J are valid and subsisting, in full force and effect and unamended, no material default exists in respect thereof on the part of Hawthorne or, to the knowledge of Hawthorne, on the part of any of the other parties thereto, Hawthorne is not aware of any intention on the part of any of the other parties thereto to terminate or materially alter any such contracts or agreements, and Schedule J lists all the present outstanding Hawthorne Material Contracts entered into by Hawthorne in the course of carrying on the business of Hawthorne or otherwise.

(t)

Hawthorne Mineral Properties.  With respect to the Hawthorne Mineral Properties:

(i)

the Hawthorne Mineral Properties are accurately described in this Agreement;

(ii)

the mineral claims, properties and leases comprising the Hawthorne Mineral Properties have, to the knowledge of Hawthorne, been properly located and recorded in compliance with Applicable Laws and are valid and subsisting mineral claims and leases as at the date hereof;

(iii)

each of the Hawthorne Mineral Properties is in good standing under Applicable Laws, all assessment work required to be performed and filed has been performed and filed, all taxes and other payments have been paid and all filings have been made;

(iv)

the Hawthorne Mineral Properties are free and clear of any encumbrances, liens or charges and neither Hawthorne nor, to Hawthorne’s knowledge, any of the predecessor in interest or title, have done anything whereby the Hawthorne Mineral Properties may be encumbered, other than as disclosed in the Hawthorne Disclosure Documents; and

(v)

there are no disputes over the title to any of the Hawthorne Mineral Properties, and no other party has any interest in the Hawthorne Mineral Properties or the production therefrom or any right to acquire any such interest.

(u)

No Option on Assets.  Except as disclosed by Hawthorne, no Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Hawthorne of any of the material assets of Hawthorne.

(v)

Operational Matters.  Except as would not reasonably be expected to have a Material Adverse Effect on Hawthorne, all rentals, payments and obligations (including maintenance for unpatented mining claims), royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the direct or indirect assets of Hawthorne have been properly and timely paid.

(w)

Licences.  Except as disclosed by Hawthorne, Hawthorne owns, possesses, or has obtained and is in compliance with, all licences, permits, certificates, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its business as now conducted or as proposed to be conducted except for such failure that would individually or in the aggregate not constitute a Material Adverse Change with respect to Hawthorne.

(x)

Environmental.

(i)

Hawthorne is and has been operated in compliance with all applicable Environmental Laws, except to the extent that a failure to be in such compliance, individually or in the aggregate, would not be reasonably be expected to have a Material Adverse Effect on Hawthorne;

(ii)

The Hawthorne Mineral Properties have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws and except to the extent that such non-compliance would not reasonably be expected to have a Material Adverse Effect on Hawthorne. None of Hawthorne or any other person in control of any Hawthorne Property has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any Hawthorne Property, except in compliance, individually or in the aggregate, with all Environmental Laws, except to the extent that a failure to be in such compliance would not be reasonably likely to have a Material Adverse Effect on Hawthorne.  All Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of the Hawthorne Mineral Properties have been handled, recycled, disposed of, treated and stored in material compliance with all Environmental Laws except to the extent that a failure to be in such compliance would not be reasonably likely to have a Material Adverse Effect on Hawthorne.  To the knowledge of Hawthorne, there are no Hazardous Substances at, in, on, under or migrating from any Hawthorne Property, except in material compliance with all Environmental Laws and except to the extent that any failures to be in compliance would not reasonably be expected to have a Material Adverse Effect on Hawthorne;

(iii)

None of Hawthorne or any other person for whose actions Hawthorne may be partially or wholly liable, has treated or disposed, or arranged for the treatment or disposal, of any Hazardous Substances at any location: (i) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Entity; (ii) to the knowledge of Hawthorne, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (iii) which is the subject of enforcement actions by any Governmental Entity that creates the reasonable potential for any proceeding, action, or other claim against Hawthorne or any of the Hawthorne Subsidiaries.  To the knowledge of Hawthorne, no site or facility now or previously owned, operated or leased by Hawthorne is listed or, to the knowledge of Hawthorne, is proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action or is the subject of Remedial Action;

(iv)

Except to the extent that would not reasonably be expected to have a Material Adverse Effect on Hawthorne, none of Hawthorne or any other person for whose actions Hawthorne may be partially or wholly liable has caused or permitted the Release of any Hazardous Substances on or to any of the Hawthorne Mineral Properties in such a manner as: (i) would be reasonably likely to impose Liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such Liability would not have a Material Adverse Effect on Hawthorne; or (ii) would be reasonably likely to result in imposition of a lien, charge or other encumbrance or the expropriation on any of the Hawthorne Mineral Properties or the assets of Hawthorne; and

(v)

Except to the extent that would not reasonably be expected to have a Material Adverse Effect with respect to Hawthorne and except as disclosed by Hawthorne, none of Hawthorne and the Hawthorne Subsidiaries has received from any person or Governmental Entity any notice, formal or informal, of any proceeding, action or other claim, Liability or potential Liability arising under any Environmental Law that is pending as at the date hereof.

(y)

Tax Matters.  Except as disclosed by Hawthorne, Hawthorne or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Hawthorne:

(i)

Hawthorne has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and has, in all material respects, completely and correctly reported all income and all other amounts or information required to be reported thereon;

(ii)

Hawthorne has (A) duly and timely paid all Taxes due and payable by it, (B) duly and timely withheld all Taxes and other amounts required by Law to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Law to be remitted by it, and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it;

(iii)

The charges, accruals and reserves for Taxes reflected on the Hawthorne Financial Statements (whether or not due and whether or not shown on any Tax Return but excluding any provision for deferred income taxes) are, in the opinion of Hawthorne, adequate under Canadian GAAP to cover Taxes with respect to Hawthorne and the Hawthorne Subsidiaries accruing through the date hereof;

(iv)

There are no proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of Hawthorne, threatened against any of Hawthorne that propose to assess Taxes in addition to those reported in the Tax Returns; and

(v)

No waiver of any statute of limitations with respect to Taxes has been given or requested with respect to Hawthorne or any of the Hawthorne Subsidiaries.

(z)

Financial Matters.  The financial statements of Hawthorne forming a part of the Hawthorne Disclosure Documents have been prepared in accordance with Canadian GAAP, and present fairly the assets, liabilities (whether accrued, absolute, contingent or otherwise) and the financial condition of Hawthorne on a consolidated basis as at the date thereof and the earnings of Hawthorne during the periods covered by such financial statements.

(aa)

No Insolvency.  Hawthorne is not an insolvent Person within the meaning of applicable bankruptcy, insolvency or fraudulent conveyance laws and will not become an insolvent Person as a result of the transactions contemplated by this Agreement.  No act or proceeding has been taken by or against Hawthorne in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of Hawthorne or the appointment  of a trustee, receiver, manger or other administrator of Hawthorne or any of its assets.

(bb)

Books and Records.  Except as disclosed by Hawthorne, the corporate records and minute books of Hawthorne as required to be maintained by them under the laws of their jurisdictions of incorporation are up to date and contain complete and accurate minutes of all meetings of its directors and shareholders and all resolutions consented to in writing.

(cc)

Insurance.  Hawthorne maintains policies of insurance in amounts and in respect of such risks as are normal and usual for an early stage mineral exploration company and such policies are in full force and effect as at the date hereof.

(dd)

Compliance with Laws.  Except as disclosed by Hawthorne, Hawthorne has complied with and is not in violation of, any Applicable Laws, orders, judgments and decrees other than non-compliance or violations which would not, individually or in the aggregate, be a Material Adverse Effect with respect to Hawthorne.  Without limiting the generality of the foregoing, all securities of Hawthorne (including all options, warrants, rights or other convertible or exchangeable securities) have been issued in compliance in all material respects will all Applicable Canadian Securities Laws and all securities to be issued upon exercise of any such options, warrants, rights and other convertible or exchangeable securities will be issued in compliance with all Securities Laws.

(ee)

No Cease Trade.  Hawthorne is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of Hawthorne, no investigation or other proceedings involving Hawthorne that may operate to prevent or restrict trading of any securities of Hawthorne are currently in progress or pending before any applicable stock exchange or Securities Authority.

(ff)

No Rights Plan.  Hawthorne is not subject to a shareholder rights plan or “poison pill” or similar plan.

(gg)

Consents.  No consent, approval, order or authorization of, or declaration of filing with, any Governmental Entity is required to be obtained by Hawthorne in connection with the execution and delivery of this Agreement or the consummation by Hawthorne of the transactions contemplated hereby other than:

(i)

any approvals required by the Interim Order;

(ii)

the Final Order;

(iii)

consents of contractual parties pursuant to any agreements with Hawthorne that have “change of control provisions”; and

(iv)

any other consents, approvals, orders, authorizations, declarations or filings of or with a Governmental Entity or stock exchange which, if not obtained, would not, individually or in the aggregate, be a Material Adverse Effect with respect to Hawthorne.

(hh)

No Broker’s Commission.  Hawthorne has not entered into any agreement that would entitle any person to any valid claim against Hawthorne for a broker’s commission, finder’s fee or any like payment in respect of the Arrangement or any other matter contemplated by this Agreement, except for the fees and expenses disclosed by Hawthorne.

(ii)

Schedules.  The information in Schedule G, Schedule H , Schedule I, Schedule J, Schedule K and the Hawthorne Disclosure Letter is true and correct and contains no Misrepresentation.

(jj)

Shares.  The Hawthorne Common Shares to be issued pursuant to the Arrangement will, upon issue, be issued as fully paid and non-assessable shares.

Survival of Representations and Warranties

3.3

The representations and warranties of Cusac, Hawthorne, Hawthorne Subco contained herein shall survive the execution and delivery of this Agreement and shall terminate on the earlier of the termination of this Agreement in accordance with its terms and the Effective Time.  Any investigation by a Party and its advisors shall not mitigate, diminish or affect the representations and warranties of another party to this Agreement.

PART 4

COVENANTS

Covenants of Cusac

4.1

Subject to §6.1 and §6.2, Cusac hereby covenants and agrees with Hawthorne and Hawthorne Subco as follows:

(a)

Interim Order.  As soon as practicable, Cusac jointly with Hawthorne Subco shall file, proceed with and diligently prosecute an application to the Court for the Interim Order on terms and conditions acceptable to Hawthorne and Hawthorne Subco, acting reasonably.

(b)

Cusac Meetings.  In a timely and expeditious manner, Cusac shall:

(i)

immediately carry out such terms of the Interim Order as are required under the terms thereof to be carried out by Cusac;

(ii)

prepare with the assistance of Hawthorne, and file the Proxy Circular (which shall be in a form satisfactory to Hawthorne, acting reasonably), together with any other documents required by Applicable Laws, in all jurisdictions where the Proxy Circular is required to be filed and mail the Proxy Circular, as ordered by the Interim Order and in accordance with all Applicable Laws, in and to all jurisdictions where the Proxy Circular is required to be mailed, complying in all material respects with all Applicable Laws on the date of the mailing thereof and in the form and containing the information required by all Applicable Laws, and not containing any Misrepresentation with respect thereto, other than with respect to any information relating to and provided by Hawthorne, for which Hawthorne shall be responsible for any such misrepresentation;

(iii)

subject to the terms of this Agreement, Cusac shall: (i) take all commercially reasonable lawful action to solicit in favour of the Cusac Resolution, the Cusac Debentureholder Resolution, the Cusac Shareholder Approval and the Cusac Debentureholder Approval (ii) recommend to all holders of Cusac Common Shares and Cusac Debentures that they vote in favour of this Agreement and the Arrangement and the other transactions contemplated hereby or thereby; (iii) not withdraw, modify or qualify, or publicly propose to or publicly state that it intends to withdraw, modify or qualify in any manner adverse to Hawthorne such recommendation (a “Change in Cusac Recommendation”) except as expressly permitted by §6.1 and §6.2 hereof;

(iv)

use its commercially reasonable best efforts to convene the Cusac Meetings by no later than March 31, 2008, but in any event hold the Cusac Meetings no later than April 7, 2008, or as provided in the Interim Order;

(v)

provide notice to Hawthorne of the Cusac Meetings and allow representatives of Hawthorne to attend the Cusac Meetings;

(vi)

conduct the Cusac Meetings in accordance with the Interim Order, if any, the Articles of Cusac and as otherwise required by Applicable Laws; and

(vii)

take all such actions as may be required under the BCBCA in connection with the transactions contemplated by this Agreement and the Plan of Arrangement.

(c)

Adjournment.  Cusac shall not adjourn, postpone or cancel the Cusac Meetings (or propose to do so), except (i) if quorum is not present at the Cusac Meetings; (ii) if required by Applicable Laws; (iii) if required by the Cusac Shareholders or Cusac Debentureholders; or (iv) if otherwise agreed with Hawthorne.

(d)

Dissent Rights.  Cusac shall provide Hawthorne with a copy of any purported exercise of the Dissent Rights and written communications with such Cusac Shareholder purportedly exercising such Dissent Rights, and shall not settle or compromise any action brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement, including the Arrangement, without the prior consent of Hawthorne.

(e)

Amendments.  In a timely and expeditious manner, Cusac shall prepare, (in consultation with Hawthorne), and file any mutually agreed (or as otherwise required by Applicable Laws) amendments or supplements to the Proxy Circular (which amendments or supplements shall be in a form satisfactory to Hawthorne, acting reasonably) with respect to the Cusac Meetings and mail such amendments or supplements, as required by the Interim Order and in accordance with all Applicable Laws, in and to all jurisdictions where such amendments or supplements are required to be mailed, complying in all material respects with all Applicable Laws on the date of the mailing thereof.

(f)

Final Order.  Subject to the approval of the Arrangement at the Cusac Meetings in accordance with the provisions of the Interim Order, Cusac shall jointly with Hawthorne Subco immediately file, proceed with and diligently prosecute an application for the Final Order, which application shall be in a form and substance satisfactory to the Parties, acting reasonably.

(g)

Filing with Registrar.  Cusac shall immediately carry out the terms of the Interim Order and the Final Order and, following the issue of the Final Order and the satisfaction, fulfillment or waiver of the conditions in favour of Cusac, Hawthorne and Hawthorne Subco set forth herein, at a time and on a date to be agreed by Hawthorne and Cusac, file the Final Order and such other documents as required by the Registrar in order for the Arrangement to become effective.

(h)

Copy of Documents.  Except for proxies and other non-substantive communications, Cusac shall furnish promptly to Hawthorne a copy of each notice, report, schedule or other document or communication delivered, filed or received by Cusac in connection with this Agreement, the Arrangement, the Interim Order or the Cusac Meetings or any other meeting at which all Cusac Shareholders or Cusac Debentureholders are entitled to attend relating to any filings made under any applicable Law and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement.

(i)

Usual Business.  Other than in contemplation of or as required to give effect to the transactions contemplated by this Agreement, Cusac shall conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice.

(j)

Certain Actions Prohibited.  Other than in contemplation of or as required to give effect to the transactions contemplated by this Agreement, Cusac shall not, without the prior written consent of Hawthorne, which consent may be unreasonably withheld, directly or indirectly do or permit to occur any of the following:

(i)

issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, Cusac, other than the issue of Cusac Common Shares pursuant to the exercise of the Cusac Warrants issued and outstanding on the date hereof in accordance with their terms as at the date hereof;

(ii)

other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other persons), sell, lease or otherwise dispose of any property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(iii)

amend or propose to amend the Notice of Articles, Articles or by-laws (or their equivalent) of Cusac or any of the terms of the Cusac Warrants as they exist at the date hereof;

(iv)

split, combine or reclassify any of the shares of Cusac, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the shares of Cusac;

(v)

redeem, purchase or offer to purchase any Cusac Common Shares;

(vi)

reorganize, amalgamate or merge Cusac with any other Person;

(vii)

acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

(viii)

(A) satisfy or settle any claim or dispute, except such as have been included in the consolidated financial statements of Cusac delivered to Hawthorne and Hawthorne Subco, and which are, individually or in the aggregate, in an amount in excess of $5,000; (B) relinquish any contractual rights that are, individually or in the aggregate, in an amount in excess of $5,000; (C) satisfy any loan or other indebtedness or make any other payment which are, individually or in the aggregate, in an amount in excess of $5,000; or (D) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary and regular course of business and not for speculative purposes;

(ix)

incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money;

(x)

except as required by Canadian GAAP, make any changes to the existing accounting practices of Cusac or make any material tax election inconsistent with past practice; or

(xi)

enter into new commitments of a capital expenditure nature or incur any new contingent liabilities other than (A) ordinary course expenditures which are, individually or in the aggregate, in an amount less than $5,000; (B) expenditures required by law; and (C) expenditures made in connection with transactions contemplated in this Agreement.

(k)

Employment Arrangements.  Except where the prior intention to do so has been disclosed by Cusac, Cusac shall not, without the prior written consent of Hawthorne, which consent may be unreasonably withheld, enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of Cusac.

(l)

Insurance.  Cusac shall use its commercially reasonable best efforts to cause their current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(m)

Certain Actions.  Cusac shall:

(i)

not take any action, or refrain from taking any action (subject to commercially reasonable best efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated hereby or would render, or that could reasonably be expected to render, any representation or warranty made by Cusac in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made, or which would or could have a Material Adverse Effect on Cusac, provided that Cusac may take any such action or refrain from taking such action (subject to commercially reasonable best efforts) as a result of this Agreement, in the event Cusac immediately notifies Hawthorne in writing of such circumstances; and

(ii)

promptly notify Hawthorne of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or state of facts that could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of Cusac, (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated), (C) any breach by Cusac of any covenant or agreement contained in this Agreement, and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of Cusac contained in this Agreement, if made on or as at the date of such event or the Effective Date, to be untrue or inaccurate in any material respect.

(n)

No Compromise.  Cusac shall not settle or compromise any claim brought by any present, former or purported holder of any securities of Cusac in connection with the transactions contemplated by this Agreement prior to the Effective Time without the prior written consent of Hawthorne, acting reasonably.

(o)

Contractual Obligations.  Cusac shall not enter into, renew or modify in any respect any material contract, agreement, lease, commitment or arrangement to which Cusac is a party or by which it is bound, except insofar as may be necessary to permit or provide for the completion of the Arrangement or where to do so would not have a Material Adverse Effect.

(p)

Interim Financing.  The Parties acknowledge and agree that Cusac requires operating capital for the period of time between the date hereof and the Completion Deadline.  Hawthorne shall loan Cusac up to $150,000 to cover such operating capital expenses subject to Cusac entering into a promissory note in the form acceptable by Cusac (the “Interim Financing”).  In the event that the Arrangement does not complete on or before the Completion Deadline, Cusac shall immediately pay to Hawthorne the funds advanced by Hawthorne to Cusac under the Interim Financing along with 8% interest payable thereon per annum, calculated and compounded monthly, not in advance, from the date hereof to the date of repayment.

(q)

Satisfaction of Conditions.  Cusac shall use all commercially reasonable best efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all Applicable Laws to complete the transactions contemplated by this Agreement, including using its commercially reasonable best efforts to:

(i)

obtain the approval of Cusac Shareholders for the Arrangement in accordance with Applicable Laws, the provisions of the BCBCA, the Interim Order and the requirements of any applicable regulatory authority;

(ii)

obtain all other consents, approvals and authorizations as are required to be obtained by Cusac under any applicable Law or from any Governmental Entity that would, if not obtained, materially impede the completion of the transactions contemplated by this Agreement or have a Material Adverse Effect on Cusac;

(iii)

effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated by this Agreement and participate and appear in any related proceedings of any Party before any Governmental Entity;

(iv)

oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the Parties to consummate, the transactions contemplated hereby;

(v)

fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by Cusac; and

(vi)

cooperate with Hawthorne and Hawthorne Subco in connection with the performance by each of them of their respective obligations hereunder, provided however that the foregoing shall not be construed to obligate Cusac to pay or cause to be paid any monies or incur any material obligations to cause such performance to occur.

(r)

Keep Fully Informed.  Subject to applicable laws, Cusac shall use commercially reasonable best efforts to conduct itself so as to keep Hawthorne fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business.

(s)

Business Records.  Upon signing this Agreement, Cusac shall deliver to Hawthorne all information material to the Cusac business, including but not limited to, maps, drill logs, core tests, reports, surveys, assays, analyses, reports, operations, technical data, accounting and financial records; provided, however, that all such information delivered or otherwise provided to Hawthorne or its representatives shall, for greater certainty, be governed by and remain subject to the terms of the Confidentiality Agreement.

(t)

Cooperation.  Cusac shall make, or cooperate as necessary in the making of, all necessary filings and applications under all Applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Applicable Laws.

(u)

Confirmatory Review.  Subject to Applicable Laws, Cusac shall continue to make available and cause to be made available to Hawthorne and the agents and advisors thereto all documents, agreements, corporate records and minute books as may be necessary to enable Hawthorne to effect a thorough examination of Cusac and the business, properties and financial status thereof, including the provision of unaudited monthly consolidated financial statements of Cusac together with the consolidation therefor, and shall cooperate with Hawthorne in securing access for Hawthorne to any documents, agreements, corporate records or minute books relating to Cusac not in the possession or under the control of Cusac.  Subject to Applicable Laws, upon reasonable notice, Cusac shall afford officers, employees, counsel, accountants and other authorized representatives and advisors of Hawthorne reasonable access, during normal business hours from the date hereof until the earlier of the Effective Time or the termination of this Agreement, to the properties, books, contracts and records as well as to the management personnel of Cusac, and, during such period, Cusac shall furnish promptly to Hawthorne all information concerning the business, properties and personnel of Cusac as Hawthorne may reasonably request.

(v)

Closing Documents.  Cusac shall execute and deliver, or cause to be executed and delivered, at the closing of the transactions contemplated hereby such customary agreements, certificates, resolutions, opinions and other closing documents as may be required by the other Parties, all in form satisfactory to the other Parties, acting reasonably.

(w)

Taurus Property.  Cusac hereby covenants to consent to the assignment of the Option Agreement to Hawthorne, on such terms as Hawthorne and ABG may agree.

Covenants of Hawthorne and Hawthorne Subco

4.2

Each of Hawthorne and Hawthorne Subco hereby covenants and agrees with Cusac as follows:

(a)

Interim Order.  As soon as practicable, Hawthorne Subco jointly with Cusac shall file, proceed with and diligently prosecute an application to the Court for the Interim Order on terms and conditions acceptable to Hawthorne and Hawthorne Subco, acting reasonably.

(b)

Proceedings.  In a timely and expeditious manner, Hawthorne and Hawthorne Subco shall take all such actions and do all such acts and things as are specified in the Interim Order, the Plan of Arrangement (including issuing the Hawthorne Common Shares contemplated pursuant to §3.1 of the Plan of Arrangement) and the Final Order to be taken or done by Hawthorne and Hawthorne Subco, as applicable.

(c)

Information for Proxy Circular.  In a timely and expeditious manner, Hawthorne and Hawthorne Subco shall provide to Cusac all information as may be reasonably requested by Cusac or as required by the Interim Order or Applicable Laws with respect to Hawthorne and Hawthorne Subco and their respective businesses and properties for inclusion in the Proxy Circular or in any amendment or supplement to the Proxy Circular that complies in all material respects with all Applicable Laws on the date of the mailing thereof and containing all material facts relating to Hawthorne and Hawthorne Subco required to be disclosed in the Proxy Circular and not containing any misrepresentation (as defined under Applicable Canadian Securities Laws) with respect thereto.  Hawthorne shall fully cooperate with Cusac in the preparation of the Proxy Circular and shall provide such assistance as Cusac may reasonably request in connection therewith.

(d)

Amendments.  In a timely and expeditious manner, Hawthorne and Hawthorne Subco shall provide Cusac with information as requested by Cusac in order to prepare any amendments or supplements to the Proxy Circular (which amendments or supplements shall be in a form satisfactory to Hawthorne, acting reasonably) with respect to the Cusac Meetings in accordance with the Interim Order of the Court.

(e)

Final Order.  Subject to the approval of the Arrangement at the Cusac Meetings in accordance with the provisions of the Interim Order, Hawthorne Subco shall jointly with Cusac immediately file, proceed with and diligently prosecute an application for the Final Order, which application shall be in a form and substance satisfactory to the Parties, acting reasonably.

(f)

Copy of Documents.  Except for proxies and other non-substantive communications, Hawthorne and Hawthorne Subco shall furnish promptly to Cusac a copy of each notice, report, schedule or other document or communication delivered, filed or received by Hawthorne or Hawthorne Subco in connection with the Arrangement or the Interim Order, any filing under any applicable Law and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement.

(g)

Certain Actions Prohibited.  Other than in contemplation of or as required to give effect to the transactions contemplated by this Agreement, Hawthorne shall not, without the prior written consent of Cusac, which consent shall not be unreasonably withheld or delayed, directly or indirectly do or permit to occur any of the following:

(i)

split, combine or reclassify any of the shares of Hawthorne or other than in accordance with past practices declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the shares of Hawthorne;

(ii)

redeem, purchase or offer to purchase, or permit any of the Hawthorne Subsidiaries to redeem, purchase or offer to purchase, any Hawthorne Common Shares;

(iii)

amend or propose to amend the articles or by-laws (or their equivalent) of Hawthorne or any of the Hawthorne Subsidiaries as they exist at the date hereof; or

(iv)

reorganize, amalgamate or merge Hawthorne or any of the Hawthorne Subsidiaries.

(h)

Certain Actions.  Hawthorne and Hawthorne Subco shall:

(i)

not take any action, or refrain from taking any action (subject to commercially reasonable best efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or that would reasonably be expected to materially impede the completion of the transactions contemplated hereby or would render, or that could reasonably be expected to render, any representation or warranty made by Hawthorne or Hawthorne Subco in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made or that would or could have a Material Adverse Effect on Hawthorne, provided that Hawthorne or Hawthorne Subco may take any such action or refrain from taking such action (subject to commercially reasonable best efforts) as a result of this Agreement, in the event they immediately notify Cusac in writing of such circumstances; and

(ii)

promptly notify Cusac of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or state of facts that could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of Hawthorne, (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated), (C) any breach by Hawthorne or Hawthorne Subco of any covenant or agreement contained in this Agreement, and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of Hawthorne or Hawthorne Subco contained in this Agreement, if made on or as at the date of such event or the Effective Date, to be untrue or inaccurate in any material respect.

(i)

Satisfaction of Conditions.  Subject to §6.1 hereof, Hawthorne and Hawthorne Subco shall use all commercially reasonable best efforts to satisfy, or cause to be satisfied, all of the conditions precedent to their obligations to the extent the same is within their control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all Applicable Laws to complete the transactions contemplated by this Agreement, including using their commercially reasonable best efforts to:

(i)

obtain all consents, approvals and authorizations as are required to be obtained by Hawthorne or any of the Hawthorne Subsidiaries under any applicable Law or from any Governmental Entity that would, if not obtained, materially impede the completion of the transactions contemplated hereby or have a Material Adverse Effect on Hawthorne;

(ii)

effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by them in connection with the transactions contemplated by this Agreement and participate, and appear in any proceedings of, any Party before any Governmental Entity;

(iii)

oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the Parties to consummate, the transactions contemplated hereby;

(iv)

fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by them; and

(v)

cooperate with Cusac in connection with the performance by Cusac of its obligations hereunder, provided however that the foregoing shall not be construed to obligate Hawthorne to pay or cause to be paid any monies to cause such performance to occur.

(j)

Cooperation.  Hawthorne and Hawthorne Subco shall make, or cooperate as necessary in the making of, all necessary filings and applications under all Applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Applicable Laws.

(k)

Confirmatory Review.  Subject to Applicable Laws, Hawthorne shall continue to make available and cause to be made available to Cusac and the agents and advisors thereto all documents, agreements, corporate records and minute books as may be necessary to enable Cusac to effect a thorough examination of Hawthorne and the business, properties and financial status thereof, including the provision of unaudited monthly consolidated financial statements of Hawthorne together with the consolidation therefor, and shall cooperate with Cusac in securing access for Cusac to any documents, agreements, corporate records or minute books not in the possession or under the control of Hawthorne.  Subject to Applicable Laws, upon reasonable notice, Hawthorne shall afford officers, employees, counsel, accountants and other authorized representatives and advisors of Cusac reasonable access, during normal business hours from the date hereof until the earlier of the Effective Time or the termination of this Agreement, to the properties, books, contracts and records as well as to the management personnel of Hawthorne, and, during such period, Hawthorne shall furnish promptly to Cusac all information concerning the business, properties and personnel of Hawthorne as Cusac may reasonably request.

(l)

Closing Documents.  Hawthorne and Hawthorne Subco shall execute and deliver, or cause to be executed and delivered at the closing of the transactions contemplated hereby such customary agreements, certificates, opinions, resolutions and other closing documents as may be required by Cusac, all in form satisfactory to Cusac, acting reasonably.

(m)

Usual Business.  Other than in contemplation of or as required to give effect to the transactions contemplated by this Agreement, Hawthorne shall, and shall cause the Hawthorne Subsidiaries to, conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice.

(n)

Keep Fully Informed.  Subject to Applicable Laws, Hawthorne shall use commercially reasonable best efforts to conduct itself so as to keep Cusac fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business.

Cusac Warrants

4.3

Hawthorne agrees that the agreements evidencing the grant of the Cusac Warrants shall continue in effect on the same terms and conditions after completion of the Arrangement (subject to the adjustments required after giving effect to the Arrangement).

4.4

Hawthorne shall take all corporate action necessary to reserve for issuance a sufficient number of Hawthorne Common Shares for delivery upon the exercise of the Converted Hawthorne Warrants assumed in accordance with §2.1(b) hereof.

Cusac Debentures

4.5

The Parties agree that in the event that Cusac Debentureholder Approval is delivered in accordance with the provisions of §5.1(c), and notwithstanding that Cusac Shareholder Approval is not delivered in accordance with §5.1(d), they shall do, or cause to be done, all such acts and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as shall be reasonably required in order to effect the acquisition by Hawthorne of the Cusac Debentures in accordance with the terms described in §2.1(c).

Indemnification and Insurance

4.6

(a)

Hawthorne hereby covenants and agrees that all rights to indemnification or exculpation in favour of the current and former directors and officers of Cusac provided in the current articles or by-laws of Cusac, or in any agreement, and any directors’ and officers’ insurance now existing in favour of the directors or officers of Cusac shall survive the completion of the Arrangement (or be replaced with substantially equivalent coverage from another provider) and shall continue in full force and effect (either directly or via run-off insurance or insurance provided by an alternative provider) for a period of not less than six years from the Effective Date and Hawthorne undertakes to ensure that this covenant shall remain binding upon its successor and assigns.

(b)

Cusac shall act as agent and trustee of the benefits of the foregoing for its directors and officers for the purpose of this §4.6 and this §4.6 shall survive the execution and delivery of this Agreement and the completion of the Arrangement and shall be enforceable against Hawthorne by the persons described in subsection (a) hereof.

PART 5

CONDITIONS

Mutual Conditions

5.1

The respective obligations of Cusac, Hawthorne and Hawthorne Subco to complete the transactions contemplated herein are subject to the fulfillment of the following conditions at or before the Effective Time or such other time as is specified below:

(a)

the Interim Order shall have been granted in form and substance satisfactory to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the Parties, acting reasonably, on appeal or otherwise;

(b)

the Cusac Debentureholders representing at least 75% of the dollar value of the Cusac Debentures shall have adopted a consent resolution by December 17, 2007 releasing the ABG Option Agreement and the Taurus Property from the security held under the Cusac Debentures;

(c)

the Cusac Debentureholder Approval shall have been obtained at the Cusac Debentureholder Meeting by the Cusac Debentureholders in accordance with Applicable Laws, the provisions of the Interim Order, if any, and the requirements of any applicable regulatory authority.

(d)

the Cusac Shareholder Approval shall have been obtained at the Cusac Shareholder Meeting by the Cusac Shareholders in accordance with Applicable Laws, the provisions of the Interim Order, if any, and the requirements of any applicable regulatory authority;

(e)

the Final Order shall have been granted in form and substance satisfactory to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

(f)

there shall not be in force any Law, ruling, order or decree, and there shall not have been any action taken under any Law or by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement in accordance with the terms hereof or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement that has, or could reasonably be expected to have, a Material Adverse Effect on Cusac or Hawthorne;

(g)

the approval of the TSX and the TSX-V to the transactions contemplated by this Agreement;

(h)

Dissent Rights will not have been exercised prior to the Effective Date by holders of 2% or more of the total number of Cusac Common Shares, unless Hawthorne otherwise consents in writing;

(i)

this Agreement shall not have been terminated pursuant to Part 7 hereof.

The foregoing conditions are for the mutual benefit of the Parties and may be waived by mutual consent of Hawthorne and Cusac in writing at any time. If any of such conditions shall not be complied with or waived as aforesaid on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to §5.4 hereof, any Party may terminate this Agreement by written notice to the others of them in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by such rescinding Party.

Cusac Conditions

5.2

The obligation of Cusac to complete the transactions contemplated herein is subject to the fulfillment of the following additional conditions at or before the Effective Date or such other time as is specified below:

(a)

Cusac, acting reasonably, shall be satisfied that no Material Adverse Change has occurred with respect to Hawthorne (on a consolidated basis) from the date hereof to the Effective Date;

(b)

each representation and warranty made by Hawthorne and Hawthorne Subco in this Agreement (i) shall have been true and correct as of the date hereof and (ii) shall be true and correct on and as of the Effective Date with the same force and effect as if made on and as of the Effective Date except (A) in each case, or in the aggregate, as does not constitute a Material Adverse Change with respect to Hawthorne or any Hawthorne Subsidiary, (B) for changes contemplated by this Agreement and (C) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct (subject to the qualifications as set forth in the preceding clause (A) as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) “Material Adverse Change” qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded hereof.  Cusac shall have received a certificate dated the Effective Date, with respect to the foregoing signed on behalf of Hawthorne by a senior officer of Hawthorne;

(c)

each of Hawthorne and Hawthorne Subco shall have complied in all material respects with their covenants herein and Hawthorne shall have provided to Cusac a certificate of two officers thereof, and Hawthorne Subco shall have provided to Cusac a certificate of an officer thereof, certifying that, as at the Effective Date, they have so complied with their covenants herein; and

(d)

the directors of Hawthorne and Hawthorne Subco shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Hawthorne and Hawthorne Subco to permit the consummation of the Arrangement.

The foregoing conditions are for the benefit of Cusac and may be waived, in whole or in part, by Cusac in writing at any time. If any of such conditions shall not be complied with or waived by Cusac on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to §5.4 hereof, Cusac may terminate this Agreement by written notice to Hawthorne and Hawthorne Subco in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Cusac.

Hawthorne and Hawthorne Subco Conditions

5.3

The obligation of Hawthorne and Hawthorne Subco to complete the transactions contemplated herein is subject to the fulfillment of the following additional conditions at or before the Effective Date or such other time as is specified below:

(a)

Hawthorne, acting reasonably, shall be satisfied that no Material Adverse Change has occurred with respect to Cusac (on a consolidated basis) from the date hereof to the Effective Date;

(b)

each representation and warranty made by Cusac in this Agreement (i) shall have been true and correct as of the date hereof and (ii) shall be true and correct on and as of the Effective Date with the same force and effect as if made on and as of the Effective Date except (A) in each case, or in the aggregate, as does not constitute a Material Adverse Change with respect to Hawthorne or any Hawthorne Subsidiary, (B) for changes contemplated by this Agreement and (C) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct (subject to the qualifications as set forth in the preceding clause (A) as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, all “Material Adverse Change” qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded hereof.  Hawthorne shall have received a certificate dated the Effective Date, with respect to the foregoing signed on behalf of Cusac by a senior officer of Cusac;

(c)

Cusac shall have complied in all material respects with its covenants herein and Cusac shall have provided to each of Hawthorne and Hawthorne Subco a certificate of two officers thereof certifying that, as at the Effective Date, Cusac has so complied with its covenants herein;

(d)

the number of Cusac Shareholders exercising (and not withdrawing such exercise) their Dissent Rights shall not have exceeded 2% of the outstanding Cusac Common Shares and Hawthorne shall have received a certificate dated the day immediately preceding the Effective Date of two officers of Cusac to such effect;

(e)

the directors of Cusac shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Cusac to permit the consummation of the Arrangement;

(f)

Cusac shall have delivered to Hawthorne (in form and content satisfactory to Hawthorne) the consents required pursuant to the “change of control” clauses, if any, in those agreement described in Schedule C; and

(g)

the directors of Cusac shall not have effected a Change of Cusac Recommendation.

The foregoing conditions are for the benefit of Hawthorne and Hawthorne Subco and may be waived, in whole or in part, by Hawthorne and Hawthorne Subco in writing at any time. If any of such conditions shall not be complied with or waived by Hawthorne and Hawthorne Subco on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to §5.4 hereof, Hawthorne and Hawthorne Subco may terminate this Agreement by written notice to Cusac in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Hawthorne or Hawthorne Subco.

Notice and Cure Provisions

5.4

Each Party shall give prompt notice to the others of them of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, would be likely to or could:

(a)

cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any respect on the date hereof or on the Effective Date;

(b)

result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such Party prior to the Effective Date; or

(c)

result in the failure to satisfy any of the conditions precedent in favour of the other Parties contained in §5.1, §5.2 or §5.3 hereof, as the case may be.

Subject as herein provided, a Party may (a) elect not to complete the transactions contemplated hereby by virtue of the conditions contained in §5.1, §5.2 or §5.3 hereof not being satisfied or waived or (b) exercise any termination right arising therefrom; provided, however, that (i) promptly and in any event prior to the filing of the Articles of Arrangement with the Registrar, the Party intending to rely thereon has delivered a written notice to the other Parties specifying in reasonable detail the breaches of covenants or untruthfulness or inaccuracy of representations and warranties or other matters that the Party delivering such notice is asserting as the basis for the exercise of the termination right, as the case may be, and (ii) if any such notice is delivered, and a Party is proceeding diligently, at its own expense, to cure such matter, if such matter is susceptible to being cured, the Party that has delivered such notice may not terminate this Agreement until the earlier of the Completion Deadline and the expiration of a period of 15 days from date of delivery of such notice. If such notice has been delivered prior to the date of the Cusac Meetings, the Cusac Meetings shall be adjourned or postponed until the expiry of such period.

Merger of Conditions

5.5

The conditions set out in §5.1, §5.2 or §5.3 hereof shall be conclusively deemed to have been satisfied, fulfilled or waived as at the Effective Time. Cusac acknowledges and agrees that it shall have no right to file the Final Order and other required documents with the Registrar unless such conditions have been satisfied, fulfilled or waived.

PART 6

NON-SOLICITATION AND BREAK-UP FEE

Covenant Regarding Non-Solicitation

6.1

(a)

Cusac shall not, directly or indirectly, through any officer, director, employee, representative, advisor or agent of Cusac, or otherwise:

(i)

make, solicit, initiate, facilitate, entertain, encourage or promote (including by way of furnishing information, permitting any visit to facilities or properties of Cusac, or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding, constituting or that may reasonably be expected to lead to an Acquisition Proposal or potential Acquisition Proposal;

(ii)

participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any person any information or otherwise co-operate with, respond to, assist or participate in, any Acquisition Proposal or potential Acquisition Proposal;

(iii)

remain neutral with respect to, or agree to, approve or recommend, or propose publicly to agree to, approve or recommend any Acquisition Proposal or potential Acquisition Proposal (it being understood that publicly taking no position or a neutral position  with respect to an Acquisition Proposal until 15 calendar days following formal commencement of such Acquisition Proposal shall not be considered a violation of this §6.1(a)(iii));

(iv)

make, or propose publicly to make a Change in Cusac Recommendation;

(v)

accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement related to any Acquisition Proposal or potential Acquisition Proposal;

(vi)

make any public announcement or take any other action inconsistent with, or that could reasonably be likely to be regarded as detracting from, the recommendation of the directors of Cusac to approve the transactions contemplated herein, provided, however, that, notwithstanding the preceding part of this §6.1(a), but subject to the following provisions of this Part 6, the directors of Cusac and on the direction of any of the directors of Cusac, any officer, employee, representative, agent or advisor of Cusac may, prior to the approval of the Arrangement by Cusac Shareholders, consider or negotiate any unsolicited Acquisition Proposal that may constitute a Superior Proposal, and the directors of Cusac may make a Change in Cusac Recommendation in respect of a Superior Proposal, or approve or recommend to the Cusac Shareholders or enter into an agreement in respect of a Superior Proposal in accordance with the provisions of the following subsections of this Part 6 but in each case only if the Acquisition Proposal did not result from a breach of this Agreement by Cusac and if the directors of Cusac determine in good faith after consulting with outside counsel (which may include written opinions or advice) that failure to take such action would be inconsistent with the fiduciary duties of such directors under applicable Law.

(b)

Cusac shall, and shall cause the officers, directors, employees, consultants, representatives and agents of Cusac and its subsidiaries to, immediately terminate and cease any discussions or negotiations with any parties (other than Hawthorne) with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal. Cusac agrees not to release any third party from any confidentiality agreement relating to a potential Acquisition Proposal to which such third party is a party. Cusac further agrees not to release any third party from any standstill agreement or provision to which such third party is a party. Cusac shall immediately request the return or destruction of all information provided to any third party that, at any time since November 7, 2007, has entered into a confidentiality agreement with Cusac relating to a potential Acquisition Proposal to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured.

(c)

Promptly and, in any event, within 24 hours of the receipt by any director or officer of Cusac of any Acquisition Proposal, or any amendment to the foregoing, or any request for non-public information relating to Cusac in connection with any potential Acquisition Proposal or for access to the properties, books or records of Cusac by any person that informs Cusac that it is considering making, or has made, an Acquisition Proposal, Cusac shall notify Hawthorne thereof, at first orally and then, as soon as possible thereafter, in writing. Such written notice shall include the identity of the person(s) making such proposal and all material terms and conditions of the Acquisition Proposal and provide such other details of the Acquisition Proposal, inquiry or contact as Hawthorne may reasonably request.

(d)

If Cusac receives a request for material non-public information from a person who is considering making or has made a written Acquisition Proposal (the existence and content of which have been disclosed to Hawthorne), and the directors of Cusac determine that such proposal could, if consummated in accordance with its terms, reasonably be expected to result in a Superior Proposal or does constitute a Superior Proposal and Cusac is permitted, subject to and as contemplated under this §6.1 then, and only in such case, the directors of Cusac may, subject to the execution of a confidentiality agreement on terms that are not more favourable to the person making or considering making the Acquisition Proposal than those set forth in the Confidentiality Agreement and which includes a standstill provision that restricts such person from acquiring, or publicly announcing an intention to acquire, any securities or assets of Cusac (other than pursuant to a Superior Proposal) for a period not less than one year from the date of such agreement, provide such person with access to information regarding Cusac; provided, however, that Cusac sends a copy of any such confidentiality agreement to Hawthorne immediately upon the execution thereof and Hawthorne is provided with a list of or a copy of the information, if any, provided to such person that was not previously provided to Hawthorne and Hawthorne is immediately provided with access to similar information.

(e)

Cusac shall ensure that its officers, directors, consultants and employees and any financial advisors or other advisors or representatives retained by Cusac are aware of the provisions of this §6.1, and Cusac shall be responsible for any breach of this §6.1 by its financial advisors or other advisors or representatives.

Notice of Superior Proposal Determination

6.2

(a)

Cusac and the directors of Cusac shall not make a Change of Cusac Recommendation or accept, approve, recommend or enter into any agreement in respect of an Acquisition Proposal (other than a confidentiality agreement and a standstill agreement contemplated by §6.1(d) hereof) on the basis that it would constitute a Superior Proposal, unless (i) Cusac has complied with its obligations under §6.1 and the other provisions of this Part 6, (ii) such Superior Proposal does not provide for the payment of any break, termination or other fees or expenses to the other party in the event that Cusac completes the Arrangement or any similar other transaction with Hawthorne or any of its affiliates agreed prior to any termination of this Agreement, (iii) it has provided Hawthorne with the information about such Acquisition Proposal as required under §6.1(c) that the directors of Cusac have determined would be a Superior Proposal pursuant to §6.1(a) hereof, and (iv) fifteen (15) Business Days shall have elapsed from the later of the date Hawthorne received notice of the determination of the directors of Cusac to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal and the date Hawthorne received the documents pursuant to §6.1(c) hereof.

(b)

During the fifteen (15) Business Days referred to in §6.2(a) hereof, Hawthorne shall have the opportunity, but not the obligation, to offer in writing to amend the terms of this Agreement and the Arrangement. The directors of Cusac shall review any offer by Hawthorne to amend the terms of this Agreement and the Arrangement in order to determine in good faith, as at the later of the dates referred to in §6.1(a)(iv) hereof, whether the offer of Hawthorne upon acceptance by Cusac would result in the Acquisition Proposal not being a Superior Proposal. If the directors of Cusac so determine, Cusac shall enter into an amended agreement with Hawthorne reflecting the amended proposal of Hawthorne and will promptly reaffirm its recommendation of the Arrangement as amended.

(c)

Cusac acknowledges and agrees that each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under §6.1(a)(iv) hereof and shall initiate an additional fifteen (15) Business Day period.

(d)

If the Proxy Circular has been sent to Cusac Shareholders and Cusac Debentureholders prior to the expiry of the fifteen (15) Business Day period set forth in §6.2(a) and, during such period, Hawthorne requests in writing that the Cusac Meetings proceed, unless otherwise ordered by the Court, Cusac shall continue to take all reasonable steps necessary to hold the Cusac Meetings and to cause the Arrangement to be voted on at the Cusac Meetings.

(e)

Where at any time before the Cusac Meetings, Cusac has provided Hawthorne with a notice under §6.1(c), an Acquisition Proposal has been publicly disclosed or announced, and the fifteen (15) Business Day period under §6.2(a) has not elapsed, then, subject to Applicable Laws, at Hawthorne’s request, Cusac will postpone or adjourn the Cusac Meetings at the Cusac Meetings (but not beforehand without Hawthorne’s consent) to a date acceptable to Hawthorne, acting reasonably, which shall not be later than fifteen (15) days after the scheduled date of the Cusac Meetings and shall, in the event that Hawthorne and Cusac amend the terms of this Agreement pursuant to §6.2(b), ensure that the details of such amended Agreement are communicated to the Cusac Shareholders and Cusac Debentureholders prior to the resumption of the adjourned Cusac Meetings.

Break Fee Event

6.3

In the event that (each of the events below being a “Triggering Event”):

(a)

this Agreement is terminated by Hawthorne and Hawthorne Subco pursuant to §7.3(c) or (f) hereof;

(b)

this Agreement is terminated by Hawthorne and Hawthorne Subco pursuant to §7.3(b) hereof due to Cusac having breached its obligations under §6.1 or §6.2;

(c)

this Agreement is terminated by Hawthorne and Hawthorne Subco pursuant to §7.3(b) hereof through the fault (whether by commission or omission unless such commission or omission is ordered by the Court) of Cusac failing to submit the Arrangement for approval to the Cusac Shareholders, in accordance with the terms of this Agreement, on or prior to the date that is five Business Days prior to the Completion Deadline or failing to solicit proxies in accordance with §4.1(b)(iii) hereof;

(d)

an Acquisition Proposal shall have been made to Cusac and made known to Cusac Shareholders and Cusac Debentureholders generally or shall have been made directly to Cusac Shareholders and Cusac Debentureholders generally or any person shall have publicly announced an intention to make an Acquisition Proposal in respect of Cusac (a “Pending Cusac Acquisition Proposal”) and such Pending Cusac Acquisition Proposal or announced intention shall not have been publicly withdrawn prior to the Cusac Meetings and, thereafter, the Cusac Shareholders or Cusac Debentureholders do not approve the Arrangement at the Cusac Meetings, this Agreement is terminated by either Hawthorne or Cusac pursuant to §7.3(d) or (e) hereof and Cusac completes an Acquisition Proposal within 12 months following the termination of this Agreement;

(e)

the Board of Directors of Cusac shall have made a Change of Cusac Recommendation in respect of a Pending Cusac Acquisition Proposal and, thereafter, the Cusac Shareholders or Cusac Debentureholders do not approve the Arrangement at the Cusac Meetings and this Agreement is terminated by either Cusac or Hawthorne pursuant to §7.3(d) hereof; or

(f)

this Agreement is terminated by Cusac pursuant to §7.3(g),

then Cusac shall pay to Hawthorne in the circumstances set forth in §6.1(a), (b), (c) or (e) above, at the time of the termination of this Agreement or within 30 days of such termination, and, in the circumstances set forth in §6.3(d) above, within five days following the completion of such Acquisition Proposal, an amount in cash equal to 5% of the total value of the Superior Proposal in immediately available funds.  Cusac shall not be obligated to make more than one payment pursuant to this §6.3. Cusac hereby acknowledges that the Cusac Termination Payment is a payment of liquidated damages which are a genuine pre-estimate of the damages which Hawthorne will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and are not penalties. Cusac hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt of payment of the Cusac Termination Payment by Hawthorne, Hawthorne shall have no further claim against Cusac in respect of the failure to complete the Arrangement, provided that nothing herein shall preclude Hawthorne from seeking injunctive relief to restrain any breach or threatened breach by Cusac of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting bond or security in connection therewith.

PART 7

AMENDMENT AND TERMINATION

Amendment

7.1

This Agreement may, at any time and from time to time before or after the holding of the Cusac Meetings be amended by mutual written agreement of the Parties without, subject to applicable Law, further notice to or authorization on the part of the Cusac Shareholders or Cusac Debentureholders and any such amendment may, without limitation:

(a)

change the time for the performance of any of the obligations or acts of any of the Parties;

(b)

waive any inaccuracies in or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)

waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of any of the Parties; and

(d)

waive compliance with or modify any condition herein contained,

provided, however, that notwithstanding the foregoing, (i) the Share Exchange Ratio shall not be amended without the approval of the Cusac Shareholders (ii) the Price Conversion shall not be amended without the approval of the Cusac Debentureholders, given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court, and (iii) the agreement of the Parties to effect the acquisition of the Cusac Debentures by Hawthorne as detailed in §4.5 shall remain unaffected. This Agreement and the Plan of Arrangement may be amended in accordance with the Final Order, but in the event that the terms of the Final Order require any such amendment, the rights of the Parties under §5.1, §5.2, §5.3, §6.3 and Part 7 hereof shall remain unaffected.

Mutual Understanding Regarding Amendments

7.2

(a)

In addition to the transactions contemplated hereby or at the request of a Party, the Parties will continue from and after the date hereof and through and including the Effective Date to use their respective commercially reasonable best efforts to maximize present and future planning opportunities for Cusac, the Cusac Shareholders, Hawthorne and the Hawthorne Subsidiaries as and to the extent that the same shall not prejudice any Party or the shareholders thereof. The Parties will ensure that such planning activities do not impede the progress of the Arrangement in any material way.

(b)

The Parties mutually agree that if a Party proposes any other amendment or amendments to this Agreement or to the Plan of Arrangement, Cusac on the one hand, and Hawthorne and Hawthorne Subco on the other hand, will act reasonably in considering such amendment and if the other of them and the shareholders thereof are not materially prejudiced by reason of any such amendment they will co-operate in a reasonable fashion with the Party proposing the amendment so that such amendment can be effected subject to Applicable Laws and the rights of the Cusac Shareholders.

(c)

At any time prior to the Meeting: (i) Cusac and Hawthorne shall each be entitled to propose to the other modifications to the Arrangement in order to facilitate the tax or other planning objectives of Cusac, Hawthorne and the Cusac Shareholders; and (ii) Cusac shall be entitled to propose to Hawthorne modifications to the manner in which the Cusac Warrants are to be dealt with pursuant to this Agreement or under the Arrangement in order to take into account the tax planning or other objectives of the holders of such securities, provided, in each case that:  (A) any such proposal is not likely to materially prejudice the other party or the Cusac Shareholders, (B) would not impede or materially delay the completion of the transactions contemplated hereby, (C) the party making the proposal has provided notice of such proposal to the other party not less than 15 Business Days prior to the Meeting Date and (D) implementation of the proposal would not result in a transaction that is inconsistent with the fundamental terms of this Agreement, including, without limitation, the Share Exchange Ratio.

Each of Cusac and Hawthorne agree that any such modifications and any transactions or steps taken in accordance therewith shall not be considered in determining whether any representation or warranty made by them under this Agreement has been breached if such modifications, transactions and steps are the sole cause of such breach.

Cusac, Hawthorne and Hawthorne Subco shall enter into an amending agreement reflecting the proposed amendments to the Arrangement and this Agreement and the Plan of Arrangement shall be modified accordingly and Cusac and Hawthorne shall each use its respective commercially reasonable efforts to communicate any such modifications to the Cusac Shareholders and to ensure that any such modifications are, to the extent required under applicable Law, presented to the Cusac Shareholders at the Meeting.

Termination

7.3

This Agreement may be terminated at any time prior to the Effective Date:

(a)

by the mutual written consent, duly authorized by the Board of Directors of each of Parties;

(b)

if any of the conditions in §5.1, §5.2 or §5.3 hereof for the benefit of the terminating party is not satisfied or waived in accordance with those sections;

(c)

by Hawthorne and Hawthorne Subco if an Acquisition Proposal in respect of Cusac has been made or proposed and the directors of Cusac: (i) shall have made a Change in Cusac Recommendation, or (ii) except as permitted under §6.1(a)(iii), shall have failed, after being requested by Hawthorne in writing, to reaffirm its approval or recommendation of the Arrangement and the transactions contemplated herein as promptly as possible (but in any event within five (5) Business Days) after receipt of such written request from Hawthorne, or (iii) shall have accepted, approved, recommended or entered into an agreement (other than a confidentiality agreement that complies with §6.1(d) hereof)) in respect of any Acquisition Proposal;

(d)

by Hawthorne and Hawthorne Subco or by Cusac if the Cusac Meetings shall have been held and completed and the Cusac Shareholder Approval or Cusac Debentureholder Approval shall not have been obtained, provided, however, that in the event that such Debentureholder Approval has been obtained, the Parties agree to take all actions reasonably necessary to effect the acquisition of the Cusac Debentures by Hawthorne in accordance with the provisions of §4.5.

(e)

by either Hawthorne and Hawthorne Subco or Cusac if the Arrangement shall not have been completed by the Completion Deadline provided however, if the Arrangement has not been completed by such date because the Cusac Meetings have not been held due to the fault of Cusac (the parties acknowledging that Cusac is not at fault in the event that the Cusac Meetings have not been held due to an order of a Governmental Entity), then Cusac shall not be entitled to terminate this Agreement;

(f)

by Hawthorne if the directors of Cusac shall have made a Change in Cusac Recommendation;

(g)

by Cusac if Cusac proposes to enter into a definitive agreement with respect to a Superior Proposal in compliance with §6.1 and §6.2 hereof, provided that Cusac has paid the Cusac Termination Payment to Hawthorne;

(h)

by Hawthorne or Cusac, if their confirmatory review results in the discovery of a material fact which has not been disclosed by the other party and which constitutes a Material Adverse Change or which would have a Material Adverse Effect on the other Party.

provided that any termination by a Party in accordance with paragraphs (b) to (g) above shall be made by such Party delivering written notice thereof to the other Party or Parties prior to the Effective Date and specifying therein in reasonable detail the matter or matters giving rise to such termination right. In the event of any such termination, subject to the obligations of Cusac and Hawthorne contained in Part 6 hereof, including the payment required by §6.3 hereof, each Party shall be deemed to have released, remised and forever discharged the other Parties in respect of any and all claims arising in respect of this Agreement, except as otherwise provided herein.

PART 8

GENERAL

Notices

8.1

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party shall be in writing and shall be delivered by hand to the Party to which the notice is to be given at the following address or sent by facsimile to the following numbers or to such other address or facsimile number as shall be specified by a Party by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by facsimile be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 4:30 p.m. (Vancouver time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The address for service of each of the Parties shall be as follows:

(a)

if to Cusac:

Suite 1600, 409 Granville Street
Vancouver, BC
V6C 1T2

Attention:  David Brett
Facsimile:  (604) 682-7576

with a copy (which shall not constitute notice) to:

Douglas Eacrett

Suite 203 – 409 Granville Street
Vancouver, BC
V6C 1T2

Attention:  Douglas Eacrett
Facsimile:  (604) 689-5003

(b)

if to Hawthorne or Hawthorne Subco:

Suite 1818, 701 West Georgia Street
Vancouver, BC
V7Y 1C6

Attention:  President
Facsimile:  (604) 629-0923

with a copy (which shall not constitute notice) to:

Lang Michener LLP
1500 – 1055 W. Georgia Street
Vancouver, BC
V6E 4N7

Attention: Desmond Balakrishnan
Facsimile:  (604) 685-7084

Remedies

8.2

The Parties acknowledge and agree that an award of money damages may be inadequate for any breach of this Agreement by any Party or its representatives and advisors and that such breach may cause the non-breaching Party irreparable harm. Accordingly, the Parties agree that, in the event of any such breach or threatened breach of this Agreement by one of the Parties, Cusac (if either Hawthorne or Hawthorne Subco is the breaching party) or Hawthorne and Hawthorne Subco (if Cusac is the breaching party) will be entitled, without the requirement of posting a bond or other security, to seek equitable relief, including injunctive relief and specific performance. Subject to any other provision hereof including, without limitation, §6.3 hereof, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available hereunder or at law or in equity to each of the Parties.

Expenses

8.3

The Parties agree that all out-of-pocket expenses incurred in connection with this Agreement and the transactions contemplated hereby, the Cusac Meetings, and the preparation and mailing of the Proxy Circular, including legal and accounting fees, printing costs, financial advisor fees and all disbursements by advisors, shall be paid by the Party incurring such expense and that nothing in this Agreement shall be construed so as to prevent the payment of such expenses. The provisions of this §8.3 shall survive the termination of this Agreement.

Time of the Essence

8.4

Time shall be of the essence in this Agreement.

Entire Agreement

8.5

This Agreement, together with the agreements and other documents herein or therein referred to, constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect to the subject matter hereof.  There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.

Further Assurances

8.6

Each Party shall, from time to time, and at all times hereafter, at the request of the other of them, but without further consideration, do, or cause to be done, all such other acts and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as shall be reasonably required in order to fully perform and carry out the terms and intent hereof including, without limitation, the Plan of Arrangement.

Governing Law

8.7

This Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and each of Parties hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia.

Execution in Counterparts

8.8

This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same. Delivery of an executed counterpart of the signature page to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart of this Agreement, and any party delivering an executed counterpart of the signature page to this Agreement by facsimile to any other party shall thereafter also promptly deliver a manually executed original counterpart of this Agreement to such other party, but the failure to deliver such manually executed original counterpart shall not affect the validity, enforceability or binding effect of this Agreement.

Waiver

8.9

No waiver or release by any Party shall be effective unless in writing and executed by the party granting such waiver or release and any waiver or release shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence. Waivers may only be granted upon compliance with the provisions governing amendments set forth in §7.1 hereof.

No Personal Liability

8.10

(a)

No director or officer of Cusac shall have any personal liability whatsoever (other than in the case of fraud) negligence or wilful misconduct, to Hawthorne or Hawthorne Subco under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Cusac.

(b)

No director or officer of Hawthorne or Hawthorne Subco shall have any personal liability whatsoever (other than in the case of fraud, negligence or wilful misconduct) to Cusac under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Hawthorne or Hawthorne Subco.

Enurement and Assignment

8.11

This Agreement shall enure to the benefit of the Parties and their respective successors and permitted assigns and shall be binding upon the Parties and their respective successors. This Agreement may not be assigned by any Party without the prior written consent of each of the other Parties.

Third Part Beneficiary

8.12

Except as otherwise expressly provided in this Agreement, the Parties intend that this Agreement shall not benefit or create any right or cause of action in, or on behalf of, any Person other than a Party and no Person, other than a Party, shall be entitled to rely on the provisions of this Agreement in any proceeding.  Notwithstanding the foregoing and any provision of this Agreement to the contrary, the Parties intend that this Agreement may be relied upon by and shall benefit and create rights and entitlements in favour of each of the Debentureholders solely in respect of the provisions of Subsections §1.1, §2.1(c), §2.5(a)(iii) and (viii), §4.1(b)(iii), §4.1(v), §4.5, §5.1(c), §7.1 and §7.3(d).

[Signature Page Follows]

IN WITNESS WHEREOF the Parties have executed this Agreement as at the date first above written.

HAWTHORNE GOLD CORP.

Per:

/s/ “Patrick McGrath”

__________________________________

Authorized Signatory

0811381 B.C. Ltd.

Per:

/s/ “Richard Barclay”

__________________________________

Authorized Signatory

CUSAC GOLD MINES LTD.

Per:

/s/ “David H. Brett”

__________________________________

Authorized Signatory

This is the signature page to the Arrangement Agreement dated effective December 18, 2007 among Hawthorne Gold Corp., 0811381 B.C. Ltd. and Cusac Gold Mines Ltd.

Schedule A

Plan of Arrangement

[See Next Page]

PLAN OF ARRANGEMENT

UNDER SECTION 288 OF THE

BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

PART 1
DEFINITIONS AND INTERPRETATION

Definitions

1.1

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized will have the meanings ascribed to them below:

(a)

“ABG” means American Bonanza Gold Corp., a corporation existing under the laws of the Province of British Columbia;

(b)

“ABG Option Agreement” means the option agreement between Cusac and ABG dated June 7, 2007 pursuant to which ABG granted Cusac the option to acquire a 100% interests in and to certain mineral claims located at the Taurus Property;

(c)

“affiliate” will have the meaning ascribed to such term under the BCBCA but will not include Hawthorne Subco;

(d)

“Amalgamating Corporations” means Hawthorne Subco and Cusac collectively;

(e)

“Amalgamation” means the amalgamation of the Amalgamating Companies as contemplated by this Plan of Arrangement;

(f)

“Amalgamation Application” means the Form 13 Amalgamation Application which is required to be filed with the Registrar along with the Final Order and the Plan of Arrangement in order to effect the Amalgamation under the BCBCA;

(g)

“Arrangement” means the arrangement under the provisions of Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendment or supplement hereto made in accordance with the Arrangement Agreement, the provisions hereof or at the direction of the Court in the Final Order;

(h)

“Arrangement Agreement” means the arrangement agreement dated as of December 18, 2007 between Hawthorne, Hawthorne Subco and Cusac, as amended or supplemented prior to the Effective Date, entered into in connection with the Arrangement;

(i)

“BCBCA” means the Business Corporations Act (British Columbia);

(j)

“Business Day” means any day other than a Saturday, a Sunday or a statutory holiday in Vancouver, British Columbia;

(k)

“Certificate of Amalgamation” means the certificate evidencing the Amalgamation issued under the BCBCA;

(l)

“Common Shares” means the common shares in the authorized share structure of the Corporation;

(m)

“Conversion Price” has the meaning ascribed thereto in §3.1(d);

(n)

“Converted Hawthone Warrant ” has the meaning ascribed thereto in §3.1(c) hereof;

(o)

“Converted Hawthone Warrant Exercise Price” has the meaning ascribed thereto in §3.1(c) hereof;

(p)

“Corporation” means the company resulting from the Amalgamation;

(q)

“Court” means the Supreme Court of British Columbia;

(r)

“Cusac” means Cusac Gold Mines Ltd., a company existing under the BCBCA;

(s)

“Cusac Common Shares” means the issued and outstanding common shares in the authorized share structure of Cusac;

(t)

“Cusac Debentureholder Approval” means approval of the Cusac Debenture Holder Resolution by a majority in number and at least 75% in value of the votes cast on the Cusac Debenture Holder Resolution by the Cusac Debentureholders present in person or by proxy at the Cusac Debentureholder Meeting;

(u)

“Cusac Debentureholder Meeting” means the special meeting, including any adjournment or postponement thereof, of the Cusac Debentureholders held to consider and approve, among other things, the Arrangement;

(v)

“Cusac Debentureholder Meeting Date” means the date of the Cusac Debenture Meeting;

(w)

“Cusac Debentureholder Resolution” means the extraordinary resolution of the Cusac Debentureholders approving, among other things, the Arrangement, the Arrangement Agreement, and releasing the security interests in the ABG Option Agreement and the Taurus Property;

(x)

“Cusac Debentureholders” means, at any time, the holders of Cusac Debentures;

(y)

“Cusac Debentures” means all of the debentures issued by Cusac pursuant to a trust indenture dated May 31, 2006 between Cusac and Computershare Trust Company of Canada;

(z)

“Cusac Meetings” means the Cusac Shareholder meeting and the Cusac Debentureholder Meeting;

(aa)

“Cusac Shareholder Approval” means approval of the Cusac Shareholder Resolution by a majority in number and at least 66 2/3% in value of the votes cast on the Cusac Shareholder Resolution by the holders of Cusac Common Shares present in person or by proxy at the Cusac Shareholder Meeting;

(bb)

“Cusac Shareholder Meeting” means the general meeting, including any adjournment or postponement thereof, of the holders of Cusac Common Shares held to consider and approve, among other things, the Arrangement;

(cc)

“Cusac Shareholder Meeting Date” means the date of the Cusac Shareholder Meeting;

(dd)

“Cusac Shareholder Resolution” means the special resolution of the Cusac Shareholders approving the Arrangement and the Arrangement Agreement;

(ee)

“Cusac Warrants” means the outstanding warrants of Cusac, as at the date hereof, to purchase an aggregate of 4,874,192 Cusac Common Shares as further described in Schedule “B” to the Arrangement Agreement;

(ff)

“Depositary” means Pacific Corporate Trust Company, being the depositary or any other trust company, bank or financial institution agreed to in writing between Cusac and Hawthorne for the purpose of, among other things, exchanging certificates representing Cusac Common Shares for Hawthorne Common Shares in connection with the Arrangement;

(gg)

“Dissent Procedures” means the procedures set forth in Division 2 of Part 8 of the BCBCA required to be taken by a registered holder of Cusac Common Shares pursuant to §5.1 of this Plan of Arrangement to exercise the holder’s right of dissent in respect of such Cusac Common Shares in connection with the Arrangement, as modified by Part 5  hereof, the Interim Order and the Final Order;

(hh)

“Dissenting Shareholders” means the registered holders of Cusac Common Shares who dissent in respect of the Arrangement in strict compliance with the Dissent Procedures and who are ultimately entitled to be paid fair value for their Cusac Common Shares;

(ii)

“Effective Date” means the effective date of the Amalgamation set forth in the Certificate of Amalgamation as specified in the Amalgamation Application;

(jj)

“Effective Time” means the effective time of the Amalgamation set forth in the Certificate of Amalgamation as specified in the Amalgamation Application;

(kk)

“Final Order” means the order of the Court approving the Arrangement, including any amendment thereto, pursuant to section 291 of the BCBCA, as, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

(ll)

“final proscription date” has the meaning ascribed thereto in §6.6;

(mm)

“Former Cusac Debentureholders” means the holders of Cusac Debentures immediately prior to the Effective Time;

(nn)

“Former Cusac Shareholders” means the holders of Cusac Common Shares immediately prior to the Effective Time;

(oo)

“Hawthorne” means Hawthorne Gold Corp., a company existing under the BCBCA;

(pp)

“Hawthorne Common Shares” means the common shares in the authorized share capital of Hawthorne;

(qq)

“Hawthorne Subco” means 0811381 B.C. Ltd., a wholly owned subsidiary of Hawthorne existing under the BCBCA and created to create solely for the purposes of the Arrangement;

(rr)

“Interim Order” means the interim order of the Court, including any amendment thereto, pursuant to section 291 of the BCBCA made in connection with the Arrangement;

(ss)

“Plan of Arrangement” means this plan of arrangement, as amended, modified or supplemented from time to time in accordance herewith and with any order of the Court;

(tt)

“Proxy Circular” means the management information circular to be prepared by Cusac with the assistance of Hawthorne in respect of the Cusac Shareholder Meeting;

(uu)

“Registrar” means the Registrar of Companies appointed pursuant to section 400 of the BCBCA;

(vv)

“Share Exchange Ratio” has the meaning ascribed thereto in §3.1(b); and

(ww)

“Taurus Property” means the 46 contiguous mining tenures comprising approximately 2,325 hectares located in the Liard Mining Division, Province of British Columbia, as more fully described in the Schedule “A” to the ABG Option Agreement.

In addition, words and phrases used herein and defined in teh BCBCA and not otherwise defined herein will have the same meaning herein as in the BCBCA unless the context otherwise requires.

Interpretation Not Affected by Headings

1.2

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and will not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

Number, Gender and Persons

1.3

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular includes the plural and vice versa, words importing the use of either gender include both genders and neuter and the word “person” and words importing persons include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

Date for any Action

1.4

If the date on which any action is required to be taken hereunder is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day.

Statutory References

1.5

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

PART 2
ARRANGEMENT AGREEMENT

Arrangement Agreement

2.1

This Plan of Arrangement is made pursuant to and is subject to the Arrangement Agreement.

PART 3
ARRANGEMENT

Arrangement

3.1

Subject to §3.2, at the Effective Date, the following will occur and be deemed to occur without further act or formality simultaneously:

(a)

the Amalgamating Companies will be amalgamated under Division 5 of Part 9 of the BCBCA and continue as one company on the following terms and otherwise on the terms set out in this Plan of Arrangement and:

(i)

the Corporation will have, as its notice of articles, the notice of articles contained in the Amalgamation Application, which will be in the form set out as Appendix “A” to this Plan of Arrangement,

(ii)

the Corporation will have, as its articles, the articles attached to this Plan of Arrangement as Appendix “B”, which will be signed by one of the directors of the Corporation identified in §4.5,

(iii)

the Corporation will becomes capable immediately of exercising the functions of an incorporated company,

(iv)

the shareholders of the Corporation will have the powers and the liability provided in the BCBCA,

(v)

the property, rights and interests of each Amalgamating Corporation continue to be the property, rights and interests of the Corporation (except amounts receivable from the other Amalgamating Corporation or shares of the capital stock of the other Amalgamating Corporation),

(vi)

the Corporation continues to be liable for the liabilities and obligations of each Amalgamating Corporation,

(vii)

every existing cause of action, claim or liability to prosecution is unaffected,

(viii)

every legal proceeding being prosecuted or pending by or against an Amalgamating Corporation may be prosecuted, or its prosecution may be continued, as the case may be, by or against the Corporation, and

(ix)

every conviction against, or ruling, order or judgement in favour of or against, an Amalgamating Corporation may be enforced by or against the Corporation;

(b)

pursuant to the Amalgamation: (i) all Cusac Common Shares held by Hawthorne or Hawthorne Subco, if any, will be cancelled without any repayment of capital in respect thereof and (ii) each Cusac Common Share held by a Former Cusac Shareholder (other than a Dissenting Shareholder or Hawthorne or Hawthorne Subco) will be exchanged for Hawthorne Common Shares on the basis of one Cusac Common Share for 0.0526 of a Hawthorne Common Share (the “Share Exchange Ratio”), subject to §3.4 and Part 5 hereof, and will be cancelled without any repayment of capital in respect thereof;

(c)

immediately upon the Amalgamation as set forth in §3.1(b) hereof, each Cusac Warrant outstanding immediately prior to the Effective Time, whethe or not vested, will be exchanged for an option (a “Converted Hawthorne Warrant”) exercisable to acquire (on the same terms and conditions as were applicable to such Cusac Warrant) pursuant to the relevant warrant certificate under which it was issued and the agreement evidencing the grant thereof prior to the Effective Time the number (rounded down to the nearest whole number) of Hawthorne Common Shares determined by multiplying: (A) the number of Cusac Common Shares subject to such Cusac Warrant immediately prior to the Effective Time by (B) the Share Exchange Ratio. The exercise price per Hawthorne Common Share subject to any such Converted Hawthorne Warrant (the “Converted Hawthorne Warrant Exercise Price”) will be an amount (rounded up to the nearest one-hundredth of a cent) equal to the quotient of: (A) the exercise price per Cusac Common Share subject to such Cusac Warrant immediately prior to the Effrective Time; divided by (B) the Share Exchange Ratio;

(d)

each outstanding Cusac Debenture will be exchanged by the holder thereof, in consideration for which Hawthorne will cause to be issued, for each two dollars of principal and interest owed to the holder thereof at the Effective Time, one Hawthorne Common Share (the “Conversion Price”). Upon payment of the Conversion Price by Hawthorne to the Former Cusac Debentureholders, the Cusac Debentures will be deemed repaid in full and the Former Cusac Debentureholders will have no further rights thereunder; and

(e)

immediately upon the Amalgamation as set forth in §3.1(b) hereof, each common share of Hawthorne Subco will be exchanged for one Common Share.

Alternative Arrangement

3.2

In the event that Cusac Debentureholder Approval is delivered at the Cusac Debentureholder Meeting, and notwithstanding that Cusac Shareholder Approval is not delivered at the Cusac Shareholder Meeting, each outstanding Cusac Debenture will be exchanged by the holder thereof, in consideration for which Hawthorne will cause to be issued for each two dollars of principal and interest owned to the holder thereof at the Effective Time, one Hawthorne Common Share (the “Conversion Price”). Upon payment of the Conversion Price by Hawthorne to the Former Cusac Debenture Holders, the Cusac Debentures will be deemed repaid in full and the Form Cusac Debenture Holders will have no further rights thereunder.

Post-Effective Time Procedures

3.3       (a)

On or promptly after the Effective Date, Hawthorne will deliver or arrange to be delivered to the Depositary certificates representing the Hawthorne Common Shares to be issued to Former Cusac Shareholders and/or Former Cusac Debentureholders in accordance with the provisions of §3.1 or §3.2 hereof, as the case may be, which certificates will be held by the Depositary as agent and nominee for such Former Cusac Shareholders for distribution to such Former Cusac Shareholders and Former Cusac Debentureholders in accordance with the provisions of  Part 6 hereof;

(b)

Subject to the provisions of  Part 6 hereof, Former Cusac Shareholders will be entitled to receive delivery of the certificates representing the Hawthorne Common Shares to which they are entitled pursuant to §3.1(b) hereof and Former Cusac Debentureholders will be entitled to receive delivery of the certificates representing the Hawthorne Common Shares to which they are entitled pursuant to §3.1(d) or §3.2 hereof, as the case may be;

(c)

Hawthorne and its affiliates will be entitled to receive delivery of the certificates representing the Common Shares to which they are entitled pursuant to §3.1(e) hereof.

No Fractional Hawthorne Common Shares

3.4

No fractional Hawthorne Common Shares will be issued to Former Cusac Shareholders or to Former Cusac Debentureholders.  Any fractional number of Hawthorne Common Shares issued in accordance with this Plan of Arrangement will be rounded up or down to the nearest whole number.

PART 4
THE CORPORATION

Name

4.1

The name of the Corporation will be such numbered company name as may be assigned to the Corporation by the Registrar or such other name as Hawthorne may decide.

Registered Office

4.2

The registered and records office of the Corporation will be 1500 Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, Canada.

Authorized Share Structure

4.3

The authorized share structure of the Corporation will consist of an unlimited number of Common Shares (being the Common Shares).

Stated Capital

4.4

The Corporation will add to the capital account maintained by the Corporation for the Common Shares an amount equal to the aggregate of the amount of the capital account maintained by Hawthorne Subco in respect of the common shares of Hawthorne Subco immediately prior to the Amalgamation and the amount of the capital account maintained by Cusac in respect of the Cusac Common Shares immediately prior to the Amalgamation (after adjusting for the Cusac Common Shares held by Dissenting Shareholders).

Directors

4.5

The number of directors on the board of directors of the Corporation will until otherwise changed in accordance with the BCBCA and the articles of the Corporation, be set at two.  The initial directors of the Corporation immediately following the Amalgamation will be the persons whose names and delivery and mailing addresses appear below:

Name	Delivery and Mailing Address
Richard Barclay	c/o Hawthorne Gold Corp. Suite 1818, 701 West Georgia Street Vancouver, British Columbia, V7Y 1C6
Michael Beley	c/o Hawthorne Gold Corp. Suite 1818, 701 West Georgia Street Vancouver, British Columbia, V7Y 1C6

The initial directors will hold office until the next annual meeting of the shareholders of the Corporation or until their successors are elected or appointed.

PART 5
DISSENT PROCEDURES

Dissent Procedures for Holders of Cusac Common Shares

5.1

Holders of Cusac Common Shares may exercise Dissent Procedures with respect to Cusac Common Shares in connection with the Arrangement, provided that, notwithstanding the Dissent Procedures, the written objection to the special resolution to approve the Arrangement contemplated by section 242 of the BCBCA is received by Cusac not later than 5:00 p.m. (Vancouver time) on the Business Day immediately prior to the date of the Cusac Shareholder Meeting and provided further that holders who exercise such rights of dissent and who:

(a)

are ultimately entitled to be paid fair value for their Cusac Common Shares, which fair value, notwithstanding anything to the contrary contained in Division 2 of Part 8 of the BCBCA, will be determined as of the close of business on the day before the Final Order becomes effective, will be paid an amount equal to such fair value by the Corporation; and

(b)

are ultimately not entitled, for any reason, to be paid fair value for their Cusac Common Shares will be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Cusac Common Shares and will be entitled to receive only the consideration contemplated in §3.1(b) hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Procedures, but further provided that in no case will Hawthorne, Hawthorne Subco, Cusac or any other person be required to recognize Dissenting Shareholder as a holder of Cusac Common Shares after the time that is immediately prior to the Amalgamation, and the names of Dissenting Shareholders will be deleted from the central securities register as holders of Cusac Common Shares at the time that is immediately prior to the Amalgamation.

Effect on Cusac Common Shares

5.2

Immediately prior to the Amalgamation, each Cusac Debenture and Common Share in respect of which Dissent Procedures have been exercised and in respect of which §5.1(a) applies will be cancelled with the Corporation being obliged to pay therefor the amount determined to be payable as set forth in §5.1 above.

Dissent Procedures for Holders of Cusac Debentures

5.3

Cusac Debentureholders may exercise Dissent Procedures with respect to Cusac Debentures in connection with the Arrangement, provided that, notwithstanding the Dissent Procedures, the written objection to the special resolution to approve the Arrangement contemplated by section 242 of the BCBCA is received by Cusac not later than 5:00 p.m. (Vancouver time) on the Business Day immediately prior to the date of the Cusac Debentureholder Meeting and provided further that holders who exercise such rights of dissent and who:

(a)

are ultimately entitled to be paid fair value for their Cusac Debentures, which fair value, notwithstanding anything to the contrary contained in Division 2 of Part 8 of the BCBCA, will be determined as of the close of business on the day before the Final Order becomes effective, will be paid an amount equal to such fair value by the Corporation; and

(b)

are ultimately not entitled, for any reason, to be paid fair value for their Cusac Debentures will be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Cusac Debentures and will be entitled to receive only the consideration contemplated in §3.1(d) hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Procedures, but further provided that in no case will Hawthorne, Hawthorne Subco, Cusac or any other person be required to recognize Dissenting Shareholder as a holder of Cusac Debentures after the time that is immediately prior to the Amalgamation, and the names of Dissenting Shareholders will be deleted from the central securities register as holders of Cusac Debentures at the time that is immediately prior to the Amalgamation.

Effect on Cusac Common Shares

5.4

Immediately prior to the Amalgamation, each Cusac Debenture in respect of which Dissent Procedures have been exercised and in respect of which §5.3(a) applies will be cancelled with the Corporation being obliged to pay therefor the amount determined to be payable as set forth in §5.3 above.

PART 6
DELIVERY OF HAWTHORNE COMMON SHARES

Delivery of Hawthorne Common Shares in Exchange for Cusac Common Shares

6.1       (a)

Upon surrender to the Depositary for cancellation of a certificate that immediately prior to the Effective Time represented one or more outstanding Cusac Common Shares that were exchanged for Hawthorne Common Shares in accordance with §3.1 hereof, together with such other documents and instruments as would have been required to effect the transfer of the Cusac Common Shares formerly represented by such certificate under the BCBCA and the articles of Cusac and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and the Depositary will deliver to such holder of the Effective Time, a certificate representing that number of Hawthorne Common Shares that the holder is entitled to receive in accordance with §3.3 hereof;

(b)

After the Effective Time and until surrendered for cancellation as contemplated by §6.1(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Cusac Common Shares will be deemed at all times to represent only the right to receive in exchange therefor a certificate representing that number of Hawthorne Common Shares that the holder of such certificate is entitled to receive in accordance with §6.1(a) hereof.

Delivery of Hawthorne Common Shares in Exchange for Cusac Debentures

6.1       (a)

Upon surrender to the Depositary for cancellation of a certificate that immediately prior to the Effective Time represented one or more outstanding Cusac Debentures that were exchanged for Hawthorne Common Shares in accordance with §3.1 or §3.2 hereof, together with such other documents and instruments as would have been required to effect the transfer of the Cusac Debentures formerly represented by such certificate under the BCBCA and the articles of Cusac and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and the Depositary will deliver to such holder of the Effective Time, a certificate representing that number of Hawthorne Common Shares that the holder is entitled to receive in accordance with §3.3 hereof;

(b)

After the Effective Time and until surrendered for cancellation as contemplated by §6.2(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Cusac Common Shares will be deemed at all times to represent only the right to receive in exchange therefor a certificate representing that number of Hawthorne Common Shares that the holder of such certificate is entitled to receive in accordance with §6.2(a) hereof.

Lost Certificates

6.2

In the event that any certificate that immediately prior to the Effective Time represented one or more outstanding Cusac Common Shares or Cusac Debentures that were exchanged for Hawthorne Common Shares in accordance with §3.1 or §3.2 hereof will have been lost, stolen or destroyed, upon the making an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the Hawthorne Common Shares that such holder is entitled to receive in accordance with §3.3 hereof. When authorizing such delivery of a certificate representing the Hawthorne Common Shares that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such Hawthorne Common Shares is to be delivered will, as a condition precedent to the delivery of the Hawthorne Common Shares, give a bond satisfactory to Hawthorne and the Depositary in such amount as Hawthorne and the Depositary may direct, or otherwise indemnify Hawthorne, Hawthorne Subco and the Depositary in a manner satisfactory to Hawthorne and the Depositary, against any claim that may be made against Hawthorne, Hawthorne Subco or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and will otherwise take such actions as may be required by the articles of the Corporation.

Distributions with Respect to Unsurrendered Certificates

6.4

No dividend or other distribution declared or made after the Effective Time with respect to Hawthorne Common Shares with a record date after the Effective Time will be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Cusac Common Shares and/or Cusac Debentures unless and until the holder of such certificate complied with §6.1, §6.2 or §6.3 hereof, as applicable.  Subject to applicable law and to §6.5 hereof, at the time of such compliance, there will, in addition to the delivery of a certificate representing the Hawthorne Common Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect such Hawthorne Common Shares.

Withholding Rights

6.4

Hawthorne, Hawthorne Subco and the Depositary will be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Former Cusac Shareholder and/or Cusac Debentureholder such amounts as Hawthorne, Hawthorne Subco or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended.  Any amount that is so withheld will be treated for all purposes hereof as having been paid to the Former Cusac Shareholder in respect of which such deduction and withholding was made, provided that the withheld amount is actually remitted to the appropriate taxing authority.

Limitation and Proscription

6.5

To the extent that a Former Cusac Shareholder or Former Cusac Debentureholder has not complied with the provisions of §6.1, §6.2 or §6.3 hereof on or before the date that is six years after the Effective Date (the “final proscription date”), then the Hawthorne Common Shares that such Former Cusac Shareholder was entitled to receive will be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Hawthorne Common Shares will be delivered to Hawthorne by the Depositary for cancellation and will be cancelled by Hawthorne, and the interest of the Former Cusac Shareholder in such Hawthorne Common Shares will be terminated as of such final proscription date.

PART 7
AMENDMENTS

Amendments to Plan of Arrangement

7.1       (a)

Hawthorne and Cusac reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by each of Hawthorne and Cusac, (iii) filed with the Court and , if made following the Cusac Shareholder Meeting or the Cusac Debentureholder Meeting, approved by the Court, and (iv) communicated to Former Cusac Shareholders and Former Cusac Debentureholders if and as required by the Court;

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Cusac at any time prior to the Cusac Meetings provided that Hawthorne will have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Cusac Meetings (other than as may be required under the Interim Order), will become part of this Plan of Arrangement for all purposes;

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Cusac Meetings will be effective only if (i) it is consented to in writing by each of Hawthorne and Cusac, and (ii) if required by the Court, it is consented to by holders of the Cusac Common Shares and the Cusac Debentureholders voting in the manner directed by the Court.

Appendix A

Amalgamation Application

[See Next Page]

		Ministry of Finance Corporate and Personal Property Registries www.fin.gov.bc.ca/registries	AMALGAMATION APPLICATION FORM 13 – BC COMPANY Section 275 Business Corporations Act
Telephone: 250 356-8626

DO NOT MAIL THIS FORM to the Corporate and Personal Property Registries unless you are instructed to do so by registry staff.  The Regulation under the Business Corporations Act requires the electronic version of this form to be filed on the Internet at www.corporateonline.gov.bc.ca

Freedom of Information and Protection of Privacy Act (FIPPA)
The personal information requested on this form is made available to the public under the authority of the Business Corporations Act. Questions about how the FIPPA applies to this personal information can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-1198, PO Box 9431 Stn Prov Govt, Victoria BC  V8W 9V3.

A NAME OF COMPANY – Choose one of the following:
[ ]	The name			is the name
	reserved for the amalgamated company. The name reservation number is:			, OR
[ ]	The company is to be amalgamated with a name created by adding “B.C. Ltd.” after the incorporation number, OR
[ X ]	The amalgamated company is to adopt, as its name, the name of one of the amalgamating companies. The name of the amalgamating company being adopted is:
◆ B.C. Ltd.
	The incorporation number of that company is:		◆
Please note: If you want the name of an amalgamating corporation that is foreign corporation, you must obtain a name approval before completing this amalgamation application.
B AMALGAMATION STATEMENT – Please indicate the statement applicable to this amalgamation.
[ X ]	With Court Approval:

This amalgamation has been approved by the court and a copy of the entered court order approving the amalgamation has been obtained and has been deposited in the records office of each of the amalgamating companies.

OR
[ ]	Without Court Approval:

This amalgamation has been effected without court approval.  A copy of all of the required affidavits under section 277(1) have been obtained and the affidavit obtained from each amalgamating company has been deposited in that company's records office.

C AMALGAMATION EFFECTIVE DATE – Choose one of the following:
[ X ]	The amalgamation is to take effect at the time that this application is filed with the registrar.
[ ]			YYYY/MM/DD
The amalgamation is to take effect at 12:01 a.m. Pacific Time on being a date that is not more than ten days after the date of the filing of this application.
[ ]				YYYY / MM / DD
The amalgamation is to take effect at ______ [ ] a.m. or [ ] p.m. Pacific Time on being a date and time that is not more than ten days after the date of the filing of this application.

 D

AMALGAMATING CORPORATIONS

Enter the name of each amalgamating corporation below.  For each company, enter the incorporation number.  If the amalgamating corporation is a foreign corporation, enter the foreign corporation's jurisdiction and if registered in BC as an extraprovincial company, enter the extraprovincial company's registration number.  Attach an additional sheet if more space is required.

NAME OF AMALGAMATING CORPORATION	BC INCORPORATION NUMBER, OR EXTRAPROVINCIAL REGISTRATION NUMBER IN BC	FOREIGN CORPORATION'S JURISDICTION
1. 0811381 B.C. Ltd.	BC0811381
2. Cusac Gold Mines Ltd.	BC0066957
3.
4.
5.

 E

FORMALITIES TO AMALGAMATION

If any amalgamating corporation is a foreign corporation, section 275(1)(b) requires an authorization for the amalgamation from the foreign corporation's jurisdiction to be filed.

[ ]	This is to confirm that each authorization for the amalgamation required under section 275(1)(b) is being submitted for filing concurrently with this application.
F CERTIFIED CORRECT – I have read this form and found it to be correct. This form must be signed by an authorized signing authority for each of the amalgamating companies as set out in Item D.
NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	DATE SIGNED YYYY / MM / DD
1. ◆
NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	DATE SIGNED YYYY / MM / DD
2. ◆
NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	DATE SIGNED YYYY / MM / DD
3.
NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	DATE SIGNED YYYY / MM / DD
4.
NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	DATE SIGNED YYYY / MM / DD
5.

NOTICE OF ARTICLES
A NAME OF COMPANY Set out the name of the company as set out in Item A of the Amalgamation Application.
◆ B.C. Ltd.
B TRANSLATION OF COMPANY NAME Set out every translation of the company name that the company intends to use outside of Canada.

 C

DIRECTOR NAME(S) AND ADDRESS(ES)

Set out the full name, delivery address and mailing address (if different) of every director of the company.  The director may select to provide either (a) the delivery address and, if different, the mailing address for the office at which the individual can usually be served with records between 9:00 a.m. and 4 p.m. on business days or (b) the delivery address and, if different, the mailing address of the individual’s residence.  The delivery address must not be a post office box.  Attach an additional sheet if more space is required.

LAST NAME	FIRST NAME	MIDDLE NAME
◆
DELIVERY ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE

MAILING ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE

LAST NAME	FIRST NAME	MIDDLE NAME

DELIVERY ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE

MAILING ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE

LAST NAME	FIRST NAME	MIDDLE NAME

DELIVERY ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE

MAILING ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE

LAST NAME	FIRST NAME	MIDDLE NAME

DELIVERY ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE

MAILING ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE

D REGISTERED OFFICE ADDRESSES
DELIVERY ADDRESS OF THE COMPANY’S REGISTERED OFFICE	PROVINCE	POSTAL CODE
1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117	BC	V6E 4N7
MAILING ADDRESS OF THE COMPANY’S REGISTERED OFFICE	PROVINCE	POSTAL CODE
BC
E RECORDS OFFICE ADDRESSES
DELIVERY ADDRESS OF THE COMPANY’S RECORDS OFFICE	PROVINCE	POSTAL CODE
1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117	BC	V6E 4N7
MAILING ADDRESS OF THE COMPANY’S RECORDS OFFICE	PROVINCE	POSTAL CODE
1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117	BC	V6E 4N7
F AUTHORIZED SHARE STRUCTURE

Maximum number of shares of this class or series of shares that the company is authorized to issue, or indicate there is no maximum number.	Kind of shares of this class or series of shares.	Are there special rights or restrictions attached to the shares of this class or series of shares?
Identifying name of class or series of shares	THERE IS NO MAXIMUM (4)	MAXIMUM NUMBER OF SHARES AUTHORIZED	WITHOUT PAR VALUE (4)	WITH A PAR VALUE OF ($)	Type of currency	YES (4)	NO (4)
Common	X	X	X

Appendix B

Articles of the Corporation

[See Next Page]

BUSINESS CORPORATIONS ACT
(British Columbia )

ARTICLES

BUSINESS CORPORATIONS ACT
(British Columbia )

ARTICLES

ARTICLE 1

INTERPRETATION

Definitions

1.1

In these Articles, unless the context otherwise requires:

(a)

“board of directors”, “directors” and “board” mean the directors or sole director of the Company for the time being;

(b)

“Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(c)

“Interpretation Act” means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(d)

“legal personal representative” means the personal or other legal representative of the shareholder;

(e)

“registered address” of a shareholder means the shareholder’s address as recorded in the central securities register;

(f)

“seal” means the seal of the Company, if any;

(g)

“share” means a share in the capital of the Company; and

(h)

“special majority” means the majority of votes described in §11.2 which is required to pass a special resolution.

Act and Interpretation Act Definitions Applicable

1.2

The definitions in the Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and except as the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Act will prevail.  If there is a conflict or inconsistency between these Articles and the Act, the Act will prevail.

ARTICLE 2

SHARES AND SHARE CERTIFICATES

Authorized Share Structure

2.1

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

Form of Share Certificate

2.2

Each share certificate issued by the Company must comply with, and be signed as required by, the Act.

Shareholder Entitled to Certificate or Acknowledgment

2.3

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgment of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate or acknowledgement and delivery of a share certificate or an acknowledgement to one of several joint shareholders or to a duly authorized agent of one of the joint shareholders will be sufficient delivery to all.

Delivery by Mail

2.4

Any share certificate or non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate may be sent to the shareholder by mail at the shareholder’s registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

Replacement of Worn Out or Defaced Certificate or Acknowledgement

2.5

If a share certificate or a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate is worn out or defaced, the Company must, on production of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as are deemed fit:

(a)

cancel the share certificate or acknowledgment; and

(b)

issue a replacement share certificate or acknowledgment.

Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

2.6

If a share certificate or a non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate is lost, stolen or destroyed, the Company must issue a replacement share certificate or acknowledgment, as the case may be, to the person entitled to that share certificate or acknowledgment, if it receives:

(a)

proof satisfactory to it of the loss, theft or destruction; and

(b)

any indemnity the directors consider adequate.

Splitting Share Certificates

2.7

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

Certificate Fee

2.8

There must be paid to the Company, in relation to the issue of any share certificate under §2.5, §2.6 or §2.7, the amount, if any, not exceeding the amount prescribed under the Act, determined by the directors.

Recognition of Trusts

2.9

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as required by law or statute or these Articles or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

ARTICLE 3

ISSUE OF SHARES

Directors Authorized

3.1

Subject to the Act and the rights, if any, of the holders of issued shares of the Company, the Company may allot, issue, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the consideration (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

Commissions and Discounts

3.2

The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person’s purchase or agreement to purchase shares of the Company from the Company or any other person’s procurement or agreement to procure purchasers for shares of the Company.

Brokerage

3.3

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

Share Purchase Warrants and Rights

3.4

Subject to the Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

ARTICLE 4

SHARE REGISTERS

Central Securities Register

4.1

As required by and subject to the Act, the Company must maintain in British Columbia a central securities register and may appoint an agent to maintain such register.  The directors may appoint one or more agents, including the agent appointed to keep the central securities register, as transfer agent for shares or any class or series of shares and the same or another agent as registrar for shares or such class or series of shares, as the case may be.  The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

ARTICLE 5

SHARE TRANSFERS

Registering Transfers

5.1

A transfer of a share must not be registered unless the Company or the transfer agent or registrar for the class or series of shares to be transferred has received:

(a)

except as exempted by the Act, a duly signed proper instrument of transfer in respect of the share;

(b)

if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate;

(c)

if a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment; and

(d)

such other evidence, if any, as the Company or the transfer agent or registrar for the class or series of share to be transferred may require to prove the title of the transferor or the transferor’s right to transfer the share, the due signing of the instrument of transfer and the right of the transferee to have the transfer registered.

Form of Instrument of Transfer

5.2

The instrument of transfer in respect of any share must be either in the form, if any, on the back of the Company’s share certificates of that class or series or in some other form that may be approved by the directors.

Transferor Remains Shareholder

5.3

Except to the extent that the Act otherwise provides, the transferor of a share is deemed to remain the holder of it until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

Signing of Instrument of Transfer

5.4

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(a)

in the name of the person named as transferee in that instrument of transfer; or

(b)

if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

Enquiry as to Title Not Required

5.5

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares transferred, of any interest in such shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

Transfer Fee

5.6

There must be paid to the Company, in relation to the registration of a transfer, the amount, if any, determined by the directors.

ARTICLE 6

TRANSMISSION OF SHARES

Legal Personal Representative Recognized on Death

6.1

In case of the death of a shareholder, the legal personal representative of the shareholder, or in the case of shares registered in the shareholder’s name and the name of another person in joint tenancy, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a person as a legal personal representative of a shareholder, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

Rights of Legal Personal Representative

6.2

The legal personal representative of a shareholder has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Act and the directors have been deposited with the Company.  This §6.2 does not apply in the case of the death of a shareholder with respect to the shares registered in the shareholder’s name and the name of another person in joint tenancy.

ARTICLE 7

PURCHASE OF SHARES

Company Authorized to Purchase Shares

7.1

Subject to §7.2, to the special rights and restrictions attached to the shares of any class or series and to the Act, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms determined by the directors.

Purchase When Insolvent

7.2

The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(a)

the Company is insolvent; or

(b)

making the payment or providing the consideration would render the Company insolvent.

Sale and Voting of Purchased Shares

7.3

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(a)

is not entitled to vote the share at a meeting of its shareholders;

(b)

must not pay a dividend in respect of the share; and

(c)

must not make any other distribution in respect of the share.

Company Entitled to Purchase or Redeem Share Fractions

7.4

The Company may, without prior notice to the holders, purchase or redeem for fair value any and all outstanding share fractions of any class or kind of shares in its authorized share structure as may exist at any time and from time to time. Upon the Company delivering the purchase funds and confirmation of purchase or redemption of the share fractions to the holders’ registered or last known address, or if the Company has a transfer agent then to such agent for the benefit of and forwarding to such holders, the Company shall thereupon amend its central securities register to reflect the purchase or redemption of such share fractions and if the company has a transfer agent, shall direct the transfer agent to amend the central securities register accordingly. Any holder of a share fraction, who upon receipt of the funds and confirmation of purchase or redemption of same, disputes the fair value paid for the fraction, shall have the right to apply to the court to request that it set the price and terms of payment and make consequential orders and give directions the court considers appropriate, as if the Company were the “acquiring person” as contemplated by Division 6, Compulsory Acquisitions, under the Act and the holder were an “offeree” subject to the provisions contained in such Division, mutatis mutandis.

ARTICLE 8

BORROWING POWERS

8.1

The Company, if authorized by the directors, may:

(a)

borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(b)

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as the directors consider appropriate;

(c)

guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

8.2

The powers conferred under this Article 8 shall be deemed to include the powers conferred on a company by Division VII of the Special Corporations Powers Act being chapter P – 16 of the Revised Statutes of Quebec, 1988, and every statutory provision that may be substituted therefor or for any provision therein.

ARTICLE 9

ALTERATIONS

Alteration of Authorized Share Structure

9.1

Subject to §9.2 and the Act, the Company may by ordinary resolution (or a resolution of the directors in the case of §9.1(c) or §9.1(f)):

(a)

create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)

increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)

subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d)

if the Company is authorized to issue shares of a class of shares with par value:

(i)

decrease the par value of those shares; or

(ii)

if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e)

change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f)

alter the identifying name of any of its shares; or

(g)

otherwise alter its shares or authorized share structure when required or permitted to do so by the Act where it does not specify by a special resolution;

and, if applicable, alter its Notice of Articles and, if applicable, its Articles accordingly.

Special Rights and Restrictions

9.2

Subject to the Act and in  particular those provisions of the Act relating to the rights of holders of outstanding shares to vote if their rights are prejudiced or interfered with, the Company may by ordinary resolution:

(a)

create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(b)

vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued, and alter its Notice of Articles and Articles accordingly.

Change of Name

9.3

The Company may by resolution of the directors authorize an alteration of its Notice of Articles in order to change its name or adopt or change any translation of that name.

Other Alterations

9.4

If the Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by ordinary resolution alter these Articles.

ARTICLE 10

MEETINGS OF SHAREHOLDERS

Annual General Meetings

10.1

Unless an annual general meeting is deferred or waived in accordance with the Act, the Company must hold an annual general meeting at least once in each calendar year and not more than 15 months after its last annual reference date.

Resolution Instead of Annual General Meeting

10.2

If all the shareholders who are entitled to vote at an annual general meeting consent in writing by a unanimous resolution to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution.  The shareholders must, in any unanimous resolution passed under this §10.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

Calling of Meetings of Shareholders

10.3

The directors may, at any time, call a meeting of shareholders.

Notice for Meetings of Shareholders

10.4

The Company must send notice of the date, time and location of any meeting of shareholders (including, without limitation, any notice specifying the intention to propose a resolution as an exceptional resolution, a special resolution or a special separate resolution, and any notice to consider approving an amalgamation into a foreign jurisdiction, an arrangement or the adoption of an amalgamation agreement, and any notice of a general meeting, class meeting or series meeting), in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a)

if the Company is a public company, 21 days;

(b)

otherwise, 10 days.

Record Date for Notice

10.5

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders.  The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a)

if the Company is a public company, 21 days;

(b)

otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

Record Date for Voting

10.6

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

Failure to Give Notice and Waiver of Notice

10.7

The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive that entitlement or may agree to reduce the period of that notice.  Attendance of a person at a meeting of shareholders is a waiver of entitlement to notice of the meeting unless that person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

Notice of Special Business at Meetings of Shareholders

10.8

If a meeting of shareholders is to consider special business within the meaning of §11.1, the notice of meeting must:

(a)

state the general nature of the special business; and

(b)

if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(i)

at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(ii)

during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

Place of Meetings

10.9

In addition to any location in British Columbia, any general meeting may be held in any location outside British Columbia approved by a resolution of the directors.

ARTICLE 11

PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

Special Business

11.1

At a meeting of shareholders, the following business is special business:

(a)

at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(b)

at an annual general meeting, all business is special business except for the following:

(i)

business relating to the conduct of or voting at the meeting;

(ii)

consideration of any financial statements of the Company presented to the meeting;

(iii)

consideration of any reports of the directors or auditor;

(iv)

the setting or changing of the number of directors;

(v)

the election or appointment of directors;

(vi)

the appointment of an auditor;

(vii)

the setting of the remuneration of an auditor;

(viii)

business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(ix)

any other business which, under these Articles or the Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

Special Majority

11.2

The majority of votes required to pass a special resolution at a general meeting of shareholders is two-thirds of the votes cast on the resolution.

Quorum

11.3

Subject to the special rights and restrictions attached to the shares of any class or series of shares, and to §11.4, the quorum for the transaction of business at a meeting of shareholders is at least one person who is, or who represents by proxy, one or more shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

One Shareholder May Constitute Quorum

11.4

If there is only one shareholder entitled to vote at a meeting of shareholders:

(a)

the quorum is one person who is, or who represents by proxy, that shareholder, and

(b)

that shareholder, present in person or by proxy, may constitute the meeting.

Persons Entitled to Attend Meeting

11.5

In addition to those persons who are entitled to vote at a meeting of shareholders, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company, any persons invited to be present at the meeting by the directors or by the chair of the meeting and any persons entitled or required under the Act or these Articles to be present at the meeting; but if any of those persons does attend the meeting, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

Requirement of Quorum

11.6

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

Lack of Quorum

11.7

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(a)

in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(b)

in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

Lack of Quorum at Succeeding Meeting

11.8

If, at the meeting to which the meeting referred to in §11.7(b) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, two or more shareholders entitled to attend and vote at the meeting shall be deemed to constitute a quorum.

Chair

11.9

The following individual is entitled to preside as chair at a meeting of shareholders:

(a)

the chair of the board, if any; or

(b)

if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

Selection of Alternate Chair

11.10

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present may choose either one of their number or the solicitor of the Company to be chair of the meeting.  If all of the directors present decline to take the chair or fail to so choose or if no director is present or the solicitor of the Company declines to take the chair, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

Adjournments

11.11

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

Notice of Adjourned Meeting

11.12

It is not necessary to give any notice of an adjourned meeting of shareholders or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

Decisions by Show of Hands or Poll

11.13

Subject to the Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by any shareholder entitled to vote who is present in person or by proxy.

Declaration of Result

11.14

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting.  A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under §11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Motion Need Not be Seconded

11.15

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

Casting Vote

11.16

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

Manner of Taking Poll

11.17

Subject to §11.18, if a poll is duly demanded at a meeting of shareholders:

(a)

the poll must be taken:

(i)

at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(ii)

in the manner, at the time and at the place that the chair of the meeting directs;

(b)

the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(c)

the demand for the poll may be withdrawn by the person who demanded it.

Demand for Poll on Adjournment

11.18

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

Chair Must Resolve Dispute

11.19

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

Casting of Votes

11.20

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

No Demand for Poll on Election of Chair

11.21

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

Demand for Poll Not to Prevent Continuance of Meeting

11.22

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

Retention of Ballots and Proxies

11.23

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

ARTICLE 12

VOTES OF SHAREHOLDERS

Number of Votes by Shareholder or by Shares

12.1

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under §12.3:

(a)

on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(b)

on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

Votes of Persons in Representative Capacity

12.2

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

Votes by Joint Holders

12.3

If there are joint shareholders registered in respect of any share:

(a)

any one of the joint shareholders may vote at any meeting of shareholders, personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(b)

if more than one of the joint shareholders is present at any meeting of shareholders, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

Legal Personal Representatives as Joint Shareholders

12.4

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of §12.3, deemed to be joint shareholders registered in respect of that share.

Representative of a Corporate Shareholder

12.5

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(a)

for that purpose, the instrument appointing a representative must be received:

(i)

at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting; or

(ii)

at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting;

(b)

if a representative is appointed under this §12.5:

(i)

the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(ii)

the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

Proxy Provisions Do Not Apply to All Companies

12.6

If and for so long as the Company is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply, then §12.7 to §12.15 are not mandatory, however the directors of the Company are authorized to apply all or part of such sections or to adopt alternative procedures for proxy form, deposit and revocation procedures to the extent that the directors deem necessary in order to comply with securities laws applicable to the Company.

Appointment of Proxy Holders

12.7

Every shareholder of the Company entitled to vote at a meeting of shareholders may, by proxy, appoint one or more (but not more than two) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

Alternate Proxy Holders

12.8

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

Proxy Holder Need Not Be Shareholder

12.9

A proxy holder need not be a shareholder of the Company.

Deposit of Proxy

12.10

A proxy for a meeting of shareholders must:

(a)

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting; or

(b)

unless the notice provides otherwise, be received, at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages, including through Internet voting or by email if permitted by the notice calling the meeting or the information circular for the meeting.

Validity of Proxy Vote

12.11

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(a)

at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(b)

at the meeting or any adjourned meeting by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

Form of Proxy

12.12

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]

(the “Company”)

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the undersigned): _____________________

Signed [month, day, year]

[Signature of shareholder]

[Name of shareholder—printed]

Revocation of Proxy

12.13

Subject to §12.14, every proxy may be revoked by an instrument in writing that is received:

(a)

received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(b)

at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

Revocation of Proxy Must Be Signed

12.14

An instrument referred to in §12.13 must be signed as follows:

(a)

if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(b)

if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under §12.5.

Production of Evidence of Authority to Vote

12.15

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

ARTICLE 13

DIRECTORS

First Directors; Number of Directors

13.1

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Act. The number of directors, excluding additional directors appointed under §14.8, is set at:

(a)

subject to §(b) and §(c), the number of directors that is equal to the number of the Company’s first directors;

(b)

if the Company is a public company, the greater of three and the most recently set of:

(i)

the number of directors set by a resolution of the directors (whether or not previous notice of the resolution was given); and

(ii)

the number of directors in office pursuant to §14.4;

(c)

if the Company is not a public company, the most recently set of:

(i)

the number of directors set by a resolution of the directors (whether or not previous notice of the resolution was given); and

(ii)

the number of directors in office pursuant to §14.4.

Change in Number of Directors

13.2

If the number of directors is set under §13.1(b)(i) or §13.1(c)(i):

(a)

the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number; or

(b)

if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number then the directors, subject to §14.8, may appoint directors to fill those vacancies.

Directors’ Acts Valid Despite Vacancy

13.3

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

Qualifications of Directors

13.4

A director is not required to hold a share as qualification for his or her office but must be qualified as required by the Act to become, act or continue to act as a director.

Remuneration of Directors

13.5

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders.

Reimbursement of Expenses of Directors

13.6

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

Special Remuneration for Directors

13.7

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, he or she may be paid remuneration fixed by the directors, or at the option of the directors, fixed by ordinary resolution, and such remuneration will be in addition to any other remuneration that he or she may be entitled to receive.

Gratuity, Pension or Allowance on Retirement of Director

13.8

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

ARTICLE 14

ELECTION AND REMOVAL OF DIRECTORS

Election at Annual General Meeting

14.1

At every annual general meeting and in every unanimous resolution contemplated by §10.2:

(a)

the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(b)

all the directors cease to hold office immediately before the election or appointment of directors under §(a), but are eligible for re-election or re-appointment.

Consent to be a Director

14.2

No election, appointment or designation of an individual as a director is valid unless:

(a)

that individual consents to be a director in the manner provided for in the Act;

(b)

that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(c)

with respect to first directors, the designation is otherwise valid under the Act.

Failure to Elect or Appoint Directors

14.3

If:

(a)

the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by §10.2, on or before the date by which the annual general meeting is required to be held under the Act; or

(b)

the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by §10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(c)

when his or her successor is elected or appointed; and

(d)

when he or she otherwise ceases to hold office under the Act or these Articles.

Places of Retiring Directors Not Filled

14.4

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles but their term of office shall expire when new directors are elected at a meeting of shareholders convened for that purpose.  If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

Directors May Fill Casual Vacancies

14.5

Any casual vacancy occurring in the board of directors may be filled by the directors.

Remaining Directors Power to Act

14.6

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of calling a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Act, for any other purpose.

Shareholders May Fill Vacancies

14.7

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

Additional Directors

14.8

Notwithstanding §13.1 and §13.2, between annual general meetings or unanimous resolutions contemplated by §10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this §14.8 must not at any time exceed:

(a)

one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(b)

in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this §14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under §14.1(a), but is eligible for re-election or re-appointment.

Ceasing to be a Director

14.9

A director ceases to be a director when:

(a)

the term of office of the director expires;

(b)

the director dies;

(c)

the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d)

the director is removed from office pursuant to §14.10 or §14.11.

Removal of Director by Shareholders

14.10

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy.  If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

Removal of Director by Directors

14.11

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

ARTICLE 15

ALTERNATE DIRECTORS

Appointment of Alternate Director

15.1

Any director (an “appointor”) may by notice in writing received by the Company appoint any person (an “appointee”) who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

Notice of Meetings

15.2

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at  any such meetings at which his or her appointor is not present.

Alternate for More than One Director Attending Meetings

15.3

A person may be appointed as an alternate director by more than one director, and an alternate director:

(a)

will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(b)

has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(c)

will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a directors, once more in that capacity; and

(d)

has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

Consent Resolutions

15.4

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

Alternate Director an Agent

15.5

Every alternate director is deemed to be the agent of his or her appointor.

Revocation or Amendment of Appointment of Alternate Director

15.6

An appointor may at any time, by notice in writing received by the Company, revoke or amend the terms of the appointment of an alternate director appointed by him or her.

Ceasing to be an Alternate Director

15.7

The appointment of an alternate director ceases when:

(a)

his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(b)

the alternate director dies;

(c)

the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;

(d)

the alternate director ceases to be qualified to act as a director; or

(e)

the term of his appointment expires, or his or her appointor revokes the appointment of the alternate directors.

Remuneration and Expenses of Alternate Director

15.8

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

ARTICLE 16

POWERS AND DUTIES OF DIRECTORS

Powers of Management

16.1

The directors must, subject to the Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Act or by these Articles, required to be exercised by the shareholders of the Company.  Notwithstanding the generality of the foregoing, the directors may set the remuneration of the auditor of the Company.

Appointment of Attorney of Company

16.2

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit.  Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit.  Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

ARTICLE 17

INTERESTS OF DIRECTORS AND OFFICERS

Obligation to Account for Profits

17.1

A director or senior officer who holds a disclosable interest (as that term is used in the Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Act.

Restrictions on Voting by Reason of Interest

17.2

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

Interested Director Counted in Quorum

17.3

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

Disclosure of Conflict of Interest or Property

17.4

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Act.

Director Holding Other Office in the Company

17.5

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

No Disqualification

17.6

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

Professional Services by Director or Officer

17.7

Subject to the Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

Director or Officer in Other Corporations

17.8

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

ARTICLE 18

PROCEEDINGS OF DIRECTORS

Meetings of Directors

18.1

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

Voting at Meetings

18.2

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting has a second or casting vote.

Chair of Meetings

18.3

The following individual is entitled to preside as chair at a meeting of directors:

(a)

the chair of the board, if any;

(b)

in the absence of the chair of the board, the president, if any, if the president is a director; or

(c)

any other director chosen by the directors if:

(i)

neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(ii)

neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(iii)

the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

Meetings by Telephone or Other Communications Medium

18.4

A director may participate in a meeting of the directors or of any committee of the directors:

(a)

in person;

(b)

by telephone; or

(c)

with the consent of all the directors who wish to participate in the meeting by other communications medium.

If all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director who participates in a meeting in a manner contemplated by this §18.4 is deemed for all purposes of the Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

Calling of Meetings

18.5

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

Notice of Meetings

18.6

Other than for meetings held at regular intervals as determined by the directors pursuant to §18.1, 48 hours’ notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors by any method set out in §24.1 or orally or by telephone.

When Notice Not Required

18.7

It is not necessary to give notice of a meeting of the directors to a director if:

(a)

the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(b)

the director has waived notice of the meeting.

Meeting Valid Despite Failure to Give Notice

18.8

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director, does not invalidate any proceedings at that meeting.

Waiver of Notice of Meetings

18.9

Any director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director.  Attendance of a director or alternate director at a meeting of the directors is a waiver of notice of the meeting unless that director or alternate director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

Quorum

18.10

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be a majority of the directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

Validity of Acts Where Appointment Defective

18.11

Subject to the Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

Consent Resolutions in Writing

18.12

A resolution of the directors or of any committee of the directors may be passed without a meeting:

(a)

in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or

(b)

in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who have not made such a disclosure consents in writing to the resolution.

18.13

A consent in writing under this Article may be by signed document, fax, email or any other method of transmitting legibly recorded messages.  A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing. A resolution of the directors or of any committee of the directors passed in accordance with this §18.12 is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

ARTICLE 19

EXECUTIVE AND OTHER COMMITTEES

Appointment and Powers of Executive Committee

19.1

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors’ powers, except:

(a)

the power to fill vacancies in the board of directors;

(b)

the power to remove a director;

(c)

the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d)

such other powers, if any, as may be set out in the resolution or any subsequent directors’ resolution.

Appointment and Powers of Other Committees

19.2

The directors may, by resolution:

(a)

appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(b)

delegate to a committee appointed under §(a) any of the directors’ powers, except:

(i)

the power to fill vacancies in the board of directors;

(ii)

the power to remove a director;

(iii)

the power to change the membership of, or fill vacancies in, any committee of the directors; and

(iv)

the power to appoint or remove officers appointed by the directors; and

(c)

make any delegation referred to in §(b) subject to the conditions set out in the resolution or any subsequent directors’ resolution.

Obligations of Committees

19.3

Any committee appointed under §19.1 or §19.2, in the exercise of the powers delegated to it, must:

(a)

conform to any rules that may from time to time be imposed on it by the directors; and

(b)

report every act or thing done in exercise of those powers at such times as the directors may require.

Powers of Board

19.4

The directors may, at any time, with respect to a committee appointed under §19.1 or §19.2:

(a)

revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(b)

terminate the appointment of, or change the membership of, the committee; and

(c)

fill vacancies in the committee.

Committee Meetings

19.5

Subject to §19.3(a) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under §19.1 or §19.2:

(a)

the committee may meet and adjourn as it thinks proper;

(b)

the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(c)

a majority of the members of the committee constitutes a quorum of the committee; and

(d)

questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

ARTICLE 20

OFFICERS

Directors May Appoint Officers

20.1

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

Functions, Duties and Powers of Officers

20.2

The directors may, for each officer:

(a)

determine the functions and duties of the officer;

(b)

entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(c)

revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

Qualifications

20.3

No person may be appointed as an officer unless that person is qualified in accordance with the Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as a managing director must be a director. Any other officer need not be a director.

Remuneration and Terms of Appointment

20.4

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

ARTICLE 21

INDEMNIFICATION

Definitions

21.1

In this Article 21:

(a)

“eligible party” means an individual who:

(i)

is or was a director or officer of the Company;

(ii)

is or was a director or officer of another corporation

(A)

at a time when the corporation is or was an affiliate of the Company, or

(B)

at the request of the Company; or

(iii)

at the request of the Company, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity;

(b)

“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(c)

“eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director or former director of the Company or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director of the Company:

(i)

is or may be joined as a party; or

(ii)

is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

and shall include any other proceeding or action contemplated by the Act; and

(d)

“expenses” has the meaning set out in the Act and includes costs, charges and expenses, including legal and other fees, but does not include judgments, penalties, fines or amounts paid in settlement of a proceeding.

Mandatory Indemnification of Eligible Parties

21.2

Subject to the Act, the Company must indemnify a director or former director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director or officer is deemed to have contracted with the Company on the terms of the indemnity contained in this §21.2.

Indemnification of Other Persons

21.3

Subject to any restrictions in the Act, the Company may agree to indemnify and may indemnify any person (including an eligible party) against eligible penalties and pay expenses incurred in connection with the performance of services by that person for the Company.

Authority to Advance Expenses

21.4

The Company may advance expenses to an eligible party to the extent permitted by and in accordance with the Act.

Non-Compliance with Act

21.5

Subject to the Act, the failure of a director or officer of the Company to comply with the Act or these Articles or, if applicable, any former Companies Act or former Articles does not, of itself, invalidate any indemnity to which he or she is entitled under this Article.

Company May Purchase Insurance

21.6

The Company may purchase and maintain insurance for the benefit of any eligible party person (or his or her heirs or legal personal representatives) against any liability incurred by him or her as such director, officer or person who holds or held such equivalent position.

ARTICLE 22

DIVIDENDS

Payment of Dividends Subject to Special Rights

22.1

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

Declaration of Dividends

22.2

Subject to the Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

No Notice Required

22.3

The directors need not give notice to any shareholder of any declaration under §22.2.

Record Date

22.4

The directors must set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months.

Manner of Paying Dividend

22.5

A resolution declaring a dividend may direct payment of the dividend wholly or partly in money or by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company or any other corporation, or in any one or more of those ways.

Settlement of Difficulties

22.6

If any difficulty arises in regard to a distribution under §22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(a)

set the value for distribution of specific assets;

(b)

determine that money in substitution for all or any part of the specific assets to which any shareholders are entitled may be paid to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(c)

vest any such specific assets in trustees for the persons entitled to the dividend.

When Dividend Payable

22.7

Any dividend may be made payable on such date as is fixed by the directors.

Dividends to be Paid in Accordance with Number of Shares

22.8

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

Receipt by Joint Shareholders

22.9

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

Dividend Bears No Interest

22.10

No dividend bears interest against the Company.

Fractional Dividends

22.11

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

Payment of Dividends

22.12

Any dividend or other distribution payable in money in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the registered address of the shareholder, or in the case of joint shareholders, to the registered address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

Capitalization of Retained Earnings or Surplus

22.13

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any retained earnings or surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the retained earnings or surplus so capitalized or any part thereof.

ARTICLE 23

ACCOUNTING RECORDS AND AUDITORS

Recording of Financial Affairs

23.1

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Act.

Inspection of Accounting Records

23.2

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

Remuneration of Auditor

23.3

The directors may set the remuneration of the auditor of the Company.

ARTICLE 24

NOTICES

Method of Giving Notice

24.1

Unless the Act or these Articles provide otherwise, a notice, statement, report or other record required or permitted by the Act or these Articles to be sent by or to a person may be sent by:

(a)

mail addressed to the person at the applicable address for that person as follows:

(i)

for a record mailed to a shareholder, the shareholder’s registered address;

(ii)

for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(iii)

in any other case, the mailing address of the intended recipient;

(b)

delivery at the applicable address for that person as follows, addressed to the person:

(i)

for a record delivered to a shareholder, the shareholder’s registered address;

(ii)

for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(iii)

in any other case, the delivery address of the intended recipient;

(c)

sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d)

sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(e)

physical delivery to the intended recipient.

Deemed Receipt of Mailing

24.2

A notice, statement, report or other record that is:

(a)

mailed to a person by ordinary mail to the applicable address for that person referred to in §24.1 i is deemed to be received by the person to whom it was mailed on the day (Saturdays, Sundays and holidays excepted) following the date of mailing;

(b)

faxed to a person to the fax number provided by that person referred to in §24.1 is deemed to be received by the person to whom it was faxed on the day it was faxed; and

(c)

emailed to a person to the e-mail address provided by that person referred to in §24.1 is deemed to be received by the person to whom it was e-mailed on the day that it was emailed.

Certificate of Sending

24.3

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that capacity on behalf of the Company stating that a notice, statement, report or other record was sent in accordance with §24.1is conclusive evidence of that fact.

Notice to Joint Shareholders

24.4

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing such record to the joint shareholder first named in the central securities register in respect of the share.

Notice to Legal Personal Representatives and Trustees

24.5

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a)

mailing the record, addressed to them:

(i)

by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(ii)

at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b)

if an address referred to in §(a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

Undelivered Notices

24.6

If on two consecutive occasions, a notice, statement, report or other record is sent to a shareholder pursuant to §24.1 and on each of those occasions any such record is returned because the shareholder cannot be located , the Company shall not be required to send any further records to the shareholder until the shareholder informs the Company in writing of his or her new address.

ARTICLE 25

SEAL

Who May Attest Seal

25.1

Except as provided in §25.2 and §25.3, the Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(a)

any two directors;

(b)

any officer, together with any director;

(c)

if the Company only has one director, that director; or

(d)

any one or more directors or officers or persons as may be determined by the directors.

Sealing Copies

25.2

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite §25.1, the impression of the seal may be attested by the signature of any director or officer or the signature of any other person as may be determined by the directors.

Mechanical Reproduction of Seal

25.3

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time.  To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and such persons as are authorized under §25.1 to attest the Company’s seal may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

Schedule B

Cusac Warrants

Expiry Date	Number	Exercise Price	Type
November 8, 2008	1,836.500	$0.35	Non-Flow Through Warrant
November 17, 2008	426,192	$0.23	Non-Flow Through Warrant
January 17, 2009	522,000	$0.20	Non-Flow Through Warrant
February 23, 2009	2,089,500	$0.20	Non-Flow Through Warrant
	4,874,192

Schedule C

Cusac Material Contracts

ABG Option Agreement.

Trust Indenture dated May 31, 2006 between Cusac and Computershare Trust Company of Canada with respect to the Debentures.

Promissory Note dated December 17, 2007 between Cusac and Consolidated Pacific Bay Minerals Ltd. in the amount of $341,000.

Schedule D

Cusac Mineral Properties

Tenure Number	Tenure Type	Claim Name	Owner	Map Number	Good To Date	Area
221632	Mineral	SUN	105981 (100%)	104P022	2009/June/30	200.0
221633	Mineral	UP	105981 (100%)	104P022	2009/June/30	125.0
226156	Mineral	RED HILL NO.5	105981 (100%)	104P022	2009/June/30	25.0
226157	Mineral	RED HILL NO.6	105981 (100%)	104P022	2009/June/30	25.0
226193	Mineral	JENNIE EXTENSION #4	105981 (100%)	104P022	2009/June/30	25.0
226194	Mineral	JENNIE EXTENSION #1	105981 (100%)	104P022	2009/June/30	25.0
226195	Mineral	JENNIE EXTENSION #2	105981 (100%)	104P022	2009/June/30	25.0
226196	Mineral	JENNIE EXTENSION #3	105981 (100%)	104P022	2009/June/30	25.0
387811	Mineral	WILDCAT 2	105981 (100%)	104P022	2008/June/30	25.0
392766	Mineral	WILDCAT 1	105981 (100%)	104P022	2008/June/30	25.0
394659	Mineral	WING GOLD 1	105981 (100%)	104P022	2013/June/28	25.0
394660	Mineral	WING GOLD 2	105981 (100%)	104P022	2013/June/28	25.0
394661	Mineral	WING GOLD 3	105981 (100%)	104P022	2013/June/28	25.0
510750	Mineral		105981 (100%)	104P	2009/June/30	1009.488
510751	Mineral		105981 (100%)	104P	2009/June/30	132.307
510766	Mineral		105981 (100%)	104P	2009/June/30	744.168
510768	Mineral	OLE' 1-9	105981 (100%)	104P	2009/June/30	148.809
511229	Mineral		105981 (100%)	104P	2010/June/30	496.455
511346	Mineral		105981 (100%)	104P	2010/June/30	430.592
511352	Mineral	REDER 1-10	105981 (100%)	104P	2009/June/30	165.554
511359	Mineral		105981 (100%)	104P	2009/June/30	777.5
511365	Mineral		105981 (100%)	104P	2009/June/30	1407.703
511368	Mineral	GRAB 1-2	105981 (100%)	104P	2009/June/30	33.099
511371	Mineral		105981 (100%)	104P	2009/June/30	265.058
511380	Mineral		105981 (100%)	104P	2009/June/29	1226.938
511385	Mineral		105981 (100%)	104P	2009/June/30	1243.581
511387	Mineral	TRACKER 1-20	105981 (100%)	104P	2009/June/30	364.825
511394	Mineral	EASTER 1-25	105981 (100%)	104P	2009/June/30	414.343
514057	Mineral		105981 (100%)	104P	2009/June/30	995.131
514088	Mineral		105981 (100%)	104P	2009/June/30	912.74
514497	Mineral		105981 (100%)	104P	2009/June/30	911.936
514508	Mineral		105981 (100%)	104P	2009/June/30	149.144
514509	Mineral		105981 (100%)	104P	2009/June/30	49.721
514937	Mineral		105981 (100%)	104P	2009/June/30	446.963
514939	Mineral		105981 (100%)	104P	2009/June/30	496.921
514943	Mineral		105981 (100%)	104P	2009/June/30	381.104
514944	Mineral		105981 (100%)	104P	2009/June/30	579.687
514945	Mineral		105981 (100%)	104P	2009/jun/30	264.917
517020	Mineral	NC3	105981 (100%)	104P	2009/June/30	16.54
517048	Mineral	AUREX	105981 (100%)	104P	2009/June/30	33.084
517063	Mineral	ARGOLD	105981 (100%)	104P	2009/June/30	33.099
517075	Mineral	OLEW	105981 (100%)	104P	2009/June/30	16.536
517092	Mineral	OLEE	105981 (100%)	104P	2009/June/30	99.218
517109	Mineral	WATT	105981 (100%)	104P	2009/June/30	33.119
517124	Mineral	AMP	105981 (100%)	104P	2009/June/30	33.111
533464	Mineral	JENNIE VEIN	105981 (100%)	104P	2008/May/03	99.416

A list of the claims that are the subject of the Option Agreement with American Bonanza and which comprise part of the Taurus Deposit are as follows:

Tenure #	Claim Name	Good to Date	Area (ha)	Owner
221785	Hanna 9	2009/Sep/11	225	American Bonanza
221900	Portal 2	2009/Sep/11	225	American Bonanza
221901	Portal 1	2009/Sep/11	375	American Bonanza
222080	MM 1 Fr.	2009/Sep/11	25	American Bonanza
226142	Mack #1	2009/Sep/11	25	American Bonanza
226143	Mack #2	2009/Sep/11	25	American Bonanza
226144	Mack #3	2009/Sep/11	25	American Bonanza
226145	Mack #4	2009/Sep/11	25	American Bonanza
226146	Hopefull #1	2009/Sep/11	25	American Bonanza
226147	Hopefull #2	2009/Sep/11	25	American Bonanza
226148	Hopefull #3	2009/Sep/11	25	American Bonanza
226149	Hopefull #4	2009/Sep/11	25	American Bonanza
226150	Hillside	2009/Sep/11	25	American Bonanza
226151	Highgrade	2009/Sep/11	25	American Bonanza
226207	Thrust	2009/Sep/11	25	American Bonanza
226208	Copco #1	2009/Sep/11	25	American Bonanza
226209	Copco #2	2009/Sep/11	25	American Bonanza
226210	Copco #3	2009/Sep/11	25	American Bonanza
226211	Copco #4	2009/Sep/11	25	American Bonanza
226212	Copco #5	2009/Sep/11	25	American Bonanza
226213	Copco #6	2009/Sep/11	25	American Bonanza
227201	Roy 1	2009/Sep/11	25	American Bonanza
227202	Roy 2	2009/Sep/11	25	American Bonanza
227203	Roy 3	2009/Sep/11	25	American Bonanza
227204	Roy 4	2009/Sep/11	25	American Bonanza
227536	Tod #7	2009/Sep/11	25	American Bonanza
227537	Tod #8	2009/Sep/11	25	American Bonanza
227694	Atlas #1	2009/Sep/11	25	American Bonanza
227695	Atlas #2	2009/Sep/11	25	American Bonanza
227696	Atlas #3	2009/Sep/11	25	American Bonanza
227697	Atlas #4	2009/Sep/11	25	American Bonanza
227698	Atlas #5	2009/Sep/11	25	American Bonanza
227699	Atlas #6	2009/Sep/11	25	American Bonanza
227700	Atlas #7	2009/Sep/11	25	American Bonanza
227701	Atlas #8	2009/Sep/11	25	American Bonanza
227702	Atlas #9	2009/Sep/11	25	American Bonanza
227703	Atlas #10	2009/Sep/11	25	American Bonanza
227704	Atlas #11	2009/Sep/11	25	American Bonanza
227705	Atlas #12 Fractional	2009/Sep/11	25	American Bonanza

227708	Dor #1	2009/Sep/11	25	American Bonanza
331105	Miss Daisy 1	2009/Sep/11	25	American Bonanza
331106	Miss Daisy 2	2009/Sep/11	25	American Bonanza
331167	Bes 1	2009/Sep/11	25	American Bonanza
331168	Bes 2	2009/Sep/11	25	American Bonanza
332630	Tor 2	2009/Sep/11	450	American Bonanza
395270	Fireweed	2009/Sep/11	25	American Bonanza

Schedule E

Cusac Assets

Vehicles	Year	Identification Number
Ford 2x4 plow truck	1985	Not Available
GMC Sierra pick-up truck	1993	Not Available
Toyota 4x4 drive pick up truck	1986	Not Available
Haib flat deck truck	1979	Not Available
Toyota pick-up truck	1987	Not Available
Chevrolet Suburban 4x4 Sport	Not Available	Not Available
Ford Crew bus (and repairs)	1995	Not Available
GMC Yukon 4x4 truck	1996	Not Available
Ford F350 diesel pick-up truck	1993	Not Available
GMC dually 1 ton truck	1998	Not Available
GMC fuel delivery vehicle	Not Available	Not Available
Toyota pick-up truck	Not Available	Not Available

Mining Equipment	Year	Identification Number
Terex wheel loader	Not Available	92370000
Memco 250 amp welder	Not Available	Not Available
Stamford skid mounted generator set	Not Available	Not Available
Atlas copco XAS350 750CFM portable compressor	Not Available	ARP874013
Caterpillar 455 KW skid mounted generator set	Not Available	5NA05851
125KW generator set	Not Available	Not Available
Shop compressor / heaters / hoist/ saw	Not Available	Not Available
Larry's heavy hauling	Not Available	78682
950 bucket with teeth	Not Available	3684450
Caterpillar D330 30KW generator set	Not Available	2003249
5Yard Wagner Scoop - 2984	Not Available	539596
Submersible pumps	Not Available	Not Available
Tamrock jumbo	1992	1251 F6L912W 734962
JS220 scooptram	1986	901
JS220 scooptram	1986	984
JC413 rock Truck	1987	3455
JC413 rock Truck	1987	3448
Gardner denver compressor	1989	W27247
Craig bit grinder	Not Available	Not Available
Sandpiper air pumps (x 4)	Not Available	Not Available
AL67 stopers (x 2)	Not Available	Not Available
Amex bulk loaders (x 2)	Not Available	Not Available
Seacan Mobile W/shop	Not Available	Not Available

Muffled jackleg drills AL67M (x2)	Not Available	Not Available
Joy Model AF212 slusher	Not Available	Not Available
Volvo 250KW generator TAD940GE	Not Available	Not Available
Gas trimmer 49CC (x2)	Not Available	Not Available
Tanks 4500 litre (x 4)	Not Available	Not Available
Bemag 60hz auto transformer 300Kva	Not Available	Not Available
Nikon NPL 332 survey equipment	Not Available	Not Available
90000 litre Hseal fuel tank	Not Available	H-101227
Gas monitor	Not Available	Not Available
Joy air tugger	Not Available	Not Available
Caterpillar D6D tractor plus extra bucket	Not Available	31X01766
muffled stoper PHQ250SMCSR (x 2)	Not Available	Not Available
Muffled Jackleg Drills PHQ250JHML (x 2)	Not Available	Not Available
Muffled Jackleg Drills PHQ250JHML (x 4)	Not Available	Not Available
Caterpillar 966C wheel loader with tooth bucket	Not Available	78G01407
Gardner Denver double drum slusher hoist	Not Available	Not Available
Ingersol Rand 2 drum air slusher	Not Available	ANN0H
600kw Brown Boveri generator	Not Available	3.61E+08
Acme Auto Transformer - 3PH	Not Available	T-2A-52719-1
Atlas Copco Compressor (x 2)	Not Available	Not Available
Mine phone system	Not Available	Not Available

Mill	Year	Identification Number
Mill Operation	Not Available	Not Available
Fans and electric motor	Not Available	Not Available
Artic power, poles and lines	Not Available	Not Available
Nord Model SK73/22 .75hp 0.9rpm	Not Available	Not Available

Schedule F

Cusac Litigation

Nil.

Schedule G

Hawthorne Subsidiaries

0811381 B.C. LTD. a corporation existing under the laws of the Province of British Columbia.

Schedule H

Hawthorne Warrants

Expiry Date	Number	Exercise Price	Type
July 12, 2009	1,642,188	1.75	Non-Flow Through Warrant
April 23, 2009	331,000	0.60	Non-Flow Through Warrant
	1,973,188

Schedule I

Hawthorne Litigation

Nil.

Schedule J

Hawthorne Material Contracts

Option Agreement dated May 31, 2006 between Hawthorne and Wildrose Resources Ltd. regarding the Company’s option relating to the Carruthers Pass Property.

Option Agreement dated October 31, 2006 between Hawthorne and Eureka Resources Inc. regarding the Company’s option relating to the Frasergold Property.

Option Agreement dated May 31, 2007 between Hawthorne and Dajin Resources Corp. regarding the Company’s option relating to the Frasergold Property.

Option Agreement dated June 6, 2007 between Hawthorne and Robert Bourdon regarding the Company’s option relating to the Frasergold Property.

Letter Agreement dated September 26, 2007 between Hawthorne and Lloyd Addie regarding the Company’s purchase of certain Frasergold Properties.

Agreement between Hawthorne and Aeroquest International Limited to complete a property wide airborne survey on the Frasergold Property.

Agreement between Hawthorne and SCS Diamond Drilling Ltd. for 30,000 meters of drilling on the Frasergold Property.

Escrow Agreement dated February 7, 2007 among Richard Barclay, Michael Beley, Patrick McGrath, Paul Fong, Gordon Addie, Hawthorne and the Escrow Agent.

Agency Agreement dated March 28, 2007 between Hawthorne and the Haywood Securities and Wolverton Securities.

Registrar and Transfer Agency Agreement dated February 7, 2007 between Hawthorne and Pacific Corporate Trust Company.

Schedule K

Hawthorne Mineral Properties

Mineral Claims 100% owned by Hawthorne:

Tenure Number	Expiry Date	Area
549766	2008/January/18	483.191
555556	2008/April/02	487.291
555558	2008/April/02	487.397
555559	2008/April/02	448.505
555560	2008/April/02	487.63
555561	2008/April/02	487.806
555562	2008/April/02	175.592
544769	2007/December/22	19.755
544767	2007/December/22	19.762
544763	2007/December/22	98.808
544765	2007/December/22	59.293

Claims pursuant to the option agreement dated October 31, 2006 between Hawthorne and Eureka Resources Inc.:

Tenure Number	Expiry Date	Area
204214	2008/December/01	225.00
204347	2009/December/01	150.00
204348	2008/December/01	50.00
204887	2008/December/01	25.00
204896	2008/December/01	25.00
378209	2008/January/31	25.00
402366	2008/May/09	375.00
402367	2008/May/09	450.00
405520	2008/October/04	100.00
405682	2007/December/14	500.00
413226	2008/January/31	150.00
517995	2007/December/22	59.3120
517996	2007/December/22	494.312
547367	2007/December/22	19.7712
547369	2007/December/22	59.3169
547372	2007/December/22	79.1099
547374	2007/December/22	59.3374
548514	2008/January/03	19.7690

Claims pursuant to the option agreement dated May 29, 2007 between Hawthorne and Dajin Resources Corp.:

Tenure Number	Expiry Date	Area
518548	2008/January/26	494.008
518549	2008/January/26	493.73
518585	2008/January/26	395.11
519070	2008/January/26	494.507
519220	2008/January/26	474.301
519221	2008/January/26	474.534
519386	2008/January/26	39.547
522637	2008/January/26	474.389
522639	2008/January/26	474.483
522640	2008/January/26	474.578
522642	2008/January/26	474.555
522643	2008/January/26	474.724
522644	2008/January/26	474.674
522645	2008/January/26	474.834
522646	2008/January/26	474.858
522647	2008/January/26	475.008
522648	2008/January/26	474.968
522649	2008/January/26	316.746

Claims pursuant to the option agreement dated June 6, 2007 between Hawthorne and Robert Bourdon:

Tenure Number	Expiry Date	Area
524992	2007/December/22	296.515

Claims pursuant to the option agreement dated May 31, 2006 between Hawthorne and Wildrose Resources Ltd.:

Tenure Number	Expiry date	Number of Units
357875	2009/December/01	16
364302	2009/December/01	20
365532	2009/December/01	12
371849	2009/December/01	8
357876	2009/December/01	16
365536	2009/December/01	18
371847	2009/December/01	20
371848	2009/December/01	20

Hawthorne Disclosure Letter

December 18, 2007

Cusac Gold Mines Ltd.

Suite 1600, 409 Granville Street

Vancouver, BC V6C  1T2

Attention: President

Dear Sirs:

Arrangement Agreement among Hawthorne Gold Corp. (“Hawthorne”), 0811381 B.C. Ltd. and Cusac Gold Mines Ltd. (“Cusac”) dated effective December 18, 2007 (the “Arrangement Agreement”)

In accordance with the terms of the Arrangement Agreement and in particular the definition of “Hawthorne Disclosure Letter” contained in the Arrangement Agreement, Hawthorne wishes to make no further disclosure to Cusac.

Yours truly,

HAWTHORNE GOLD CORP.

Per:	(signed) “Richard Barclay”
Authorized Signatory

Suite 1818 701 West Georgia Street Vancouver, BC V7Y 1C6 T: 604.629.1505 F: 604.629.0923 www.hawthornegold.com

Cusac Disclosure Letter

1600 – 409 Granville Street Vancouver BC, V6C 1T2 Phone: 604-682-2421 Fax: 604-682-7576

December 18, 2007

Hawthorne Gold Corp.

Suite 1818, 701 West Georgia Street

Vancouver, BC V7Y 1C6

Attention: President

Dear Sirs:

Arrangement Agreement among Hawthorne Gold Corp., 0811381 B.C. Ltd. and Cusac Gold Mines Ltd. dated effective December 18, 2007 (the “Arrangement Agreement”)

In accordance with the terms of the Arrangement Agreement and in particular the definition of “Cusac Disclosure Letter” contained in the Arrangement Agreement, please be advised as follows:

1.

Flow-Through Shares.  At time of writing, approximately $800,000 in Canadian Exploration Expenditures (“CEE”) renounced previously by Cusac to investors under flow through share purchase agreements and required to be incurred by December 31, 2007, may be subject to review by the Canada Revenue Agency and deemed to not qualify as CEE.

2.

Absence of Changes (§3.1(i)).  Since November 7, 2007, through the date hereof:

(a)

Cusac has conducted its business only in the ordinary and regular course of business consistent with past practice;

(b)

Cusac has not incurred or suffered a Material Adverse Change;

(c)

there has not been any acquisition or sale by Cusac of any material property or assets thereof;

(d)

other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Cusac of any debt for borrowed money, any creation or assumption or guarantee by Cusac of any Encumbrance, any making by Cusac of any loan, advance or capital contribution to or investment in any other person or any entering into, amendment of, relinquishment, termination or non-renewal by Cusac of any contract, agreement, licence, lease transaction, commitment or other right or obligation that would, individually or in the aggregate, have a Material Adverse Effect on Cusac;

(e)

Cusac has not declared or paid any dividends or made any other distribution on any of the Cusac Common Shares;

(f)

Cusac has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Cusac Common Shares;

(g)

other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by Cusac to any of its directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including, without limitation, the granting of Cusac Warrants) made to, for or with any of such directors or officers;

(h)

Cusac has not effected any material change in its accounting methods, principles or practices; and

(i)

Cusac has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

3.

No Defaults (§3.1(j)). Cusac is not in default under, and, there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by Cusac under any contract, agreement or licence that is material to the conduct of the business of Cusac to which it is a party or by which it is bound that would, individually or in the aggregate, have a Material Adverse Effect on Cusac.

4.

Employment Agreements (§3.1(k)).

(a)

Cusac is not a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment or consulting agreement with, any director or officer of Cusac;

(b)

Cusac does not have any employee or consultant whose employment or contract with Cusac cannot be terminated without payment upon a maximum of three months' notice;

(c)

Cusac is not (a) is a party to any collective bargaining agreement, (b) is, to the knowledge of Cusac, subject to any application for certification or threatened or apparent union organizing campaigns for employees not covered under a collective bargaining agreement, or (c) is subject to any current, or to the knowledge of Cusac, pending or threatened strike or lockout;

(d)

Cusac is not subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of Cusac, threatened, or any litigation, actual or, to the knowledge of Cusac, threatened, relating to employment or termination of employment of employees or independent contractors; and

(e)

Cusac has operated in accordance with all Applicable Laws with respect to employment and labour, including, but not limited to, employment and labour standards, occupational heath and safety, employment equity, pay equity, worker's compensation, human rights and labour relations and there are no current, pending or, to the knowledge of Cusac, threatened proceedings before any board or tribunal with respect to any of the above areas.

5.

No Contracts or Commitments (§3.1(p)). There are no agreements, covenants, undertakings or other commitments of Cusac, including partnerships or joint ventures of which Cusac is a partner or member, under which the consummation of the Arrangement would:

(a)

have the effect of imposing restrictions or obligations on Cusac materially greater than those imposed upon Cusac or any such partnership or joint venture at the date hereof;

(b)

give a third party a right to terminate any material agreement to which Cusac or any such partnership or joint venture is a party or to purchase any of their respective assets;

(c)

impose material restrictions on the ability of Cusac to carry on a business which it might choose to carry on within any geographical area, to acquire or dispose of its property and assets in their entirety or to change its corporate status; or

(d)

impose material restrictions on the ability of Cusac to pay dividends or make distributions to its shareholders or to borrow money and to mortgage and pledge its property as security therefor.

6.

Title to Properties and Condition of Assets (§3.1(q)). Cusac owns good and marketable title to its property and assets free and clear of any and all mortgages, liens, pledges, charges, security interests, encumbrances, actions, claims or demands of any nature whatsoever or howsoever arising which would be a Material Adverse Effect with respect to the property or assets of Cusac.

7.

No Option on Assets (§3.1(t)). No Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Cusac of any of the material assets of Cusac.

8.

Licences (§3.1(v). Cusac owns, possesses, or has obtained and is in compliance with, all licences, permits, certificates, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its business as now conducted or as proposed to be conducted except for such failure that would individually or in the aggregate not constitute a Material Adverse Change with respect to Cusac.

9.

Environmental (§3.1(w)(v)). Cusac has not received from any person or Governmental Entity any notice, formal or informal, of any proceeding, action or other claim, Liability or potential Liability arising under any Environmental Law that is pending as at the date hereof.

10.

Tax Matters (§3.1(x)). Cusac or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Cusac:

(a)

Cusac has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and has, in all material respects, completely and correctly reported all income and all other amounts or information required to be reported thereon;

(b)

Cusac has (A) duly and timely paid all Taxes due and payable by it, (B) duly and timely withheld all Taxes and other amounts required by Law to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Law to be remitted by it, and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it;

(c)

the charges, accruals and reserves for Taxes reflected on the Cusac Financial Statements (whether or not due and whether or not shown on any Tax Return but excluding any provision for deferred income taxes) are, in the opinion of Cusac, adequate under Canadian GAAP to cover Taxes with respect to Cusac accruing through the date hereof;

(d)

there are no proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of Cusac, threatened against any of Cusac that propose to assess Taxes in addition to those reported in the Tax Returns; and

(e)

no waiver of any statute of limitations with respect to Taxes has been given or requested with respect to Cusac.

11.

Books and Records (§3.1(aa)). The corporate records and minute books of Cusac as required to be maintained by them under the laws of their jurisdictions of incorporation are up to date and contain complete and accurate minutes of all meetings of its directors and shareholders and all resolutions consented to in writing.

12.

Compliance with Laws (§3.1(dd)). Cusac has complied with and is not in violation of, any Applicable Laws, orders, judgments and decrees other than non-compliance or violations which would not, individually or in the aggregate, be a Material Adverse Effect with respect to Cusac. Without limiting the generality of the foregoing, all securities of Cusac (including all options, warrants, rights or other convertible or exchangeable securities) have been issued in compliance in all material respects will all Applicable Canadian Securities Laws and all securities to be issued upon exercise of any such options, warrants, rights and other convertible or exchangeable securities will be issued in compliance with all Securities Laws.

13.

No Cease Trade (§3.1(ee)). Cusac is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of Cusac, no investigation or other proceeding involving Cusac that may operate to prevent or restrict trading exchange or Securities Authority.

14.

No Change of Control (§3.1(ff)). In particular, without limiting the generality of the foregoing, there no “change of control” clauses in any agreements to which Cusac is a party.

Yours truly,

CUSAC GOLD MINES LTD.

/s/ David H. Brett

David H. Brett, CEO